UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

From: 26 March 2013

Commission File Number: 001-32403

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

Enclosed: Management Proxy Circular and Notice of Meeting – TRQ 2013 AGM

Notice of Annual Meeting of Shareholders

and

Management Proxy Circular

of

TURQUOISE HILL RESOURCES LTD.

DATED: March 22, 2013

TURQUOISE HILL RESOURCES LTD.

Notice of Annual Meeting of Shareholders

May 10, 2013

NOTICE IS HEREBY GIVEN that an Annual Meeting (“Meeting”) of shareholders of Turquoise Hill Resources Ltd. (the “Corporation”) will be held on May 10, 2013, at 09:00 AM local time, in the Metropolitan Room of the Terminal City Club located at 837 West Hastings Street, Vancouver, British Columbia for the following purposes:

1.	to receive the annual report of the directors to the shareholders;

2.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2012, and the auditors’ report thereon;

3.	to elect 13 directors for the ensuing year;

4.	to appoint auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration; and

5.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Board of Directors has fixed March 25, 2013 as the Record Date for the determination of shareholders entitled to notice of, and to vote at, the Meeting and at any adjournment or postponement thereof.

A management proxy circular, form of proxy, the audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2012 and a return envelope accompany this notice of meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by email, by hand or by mail in accordance with the instructions set out in the form of proxy and in the management proxy circular.

Dated at Vancouver, British Columbia this 22nd day of March, 2013.

BY ORDER OF THE BOARD

“Dustin S. Isaacs”
Dustin S. Isaacs Corporate Secretary

TURQUOISE HILL RESOURCES LTD.

World Trade Centre

615 – 999 Canada Place

Vancouver, British Columbia, V6C 3E1

MANAGEMENT PROXY CIRCULAR

SECTION 1 - VOTING AND PROXIES

1.1 SOLICITATION OF PROXIES

This Management Proxy Circular (the “Circular”) is furnished to the holders of common shares (“shareholders”) of TURQUOISE HILL RESOURCES LTD. (the “Corporation”) by management of the Corporation in connection with the solicitation of proxies to be voted at an Annual Meeting (the “Meeting”) of the shareholders to be held at 09:00 AM, local time, on May 10, 2013 in the Metropolitan Room of the Terminal City Club located at 837 West Hastings Street, Vancouver, British Columbia, and at any adjournment or postponement thereof, for the purposes set forth in the Notice of Annual Meeting (the “Notice of Meeting”).

The solicitation of proxies by management will be primarily by mail, but proxies may be solicited personally or by telephone by directors of the Corporation (“Directors”), officers and regular employees of the Corporation and its affiliates. All costs of this solicitation will be borne by the Corporation.

The Board of Directors of the Corporation (the “Board of Directors” or the “Board”) has fixed the close of business on March 25, 2013 as the record date, being the date for the determination of the registered shareholders entitled to receive notice of, and to vote at, the Meeting (the “Record Date”).

Unless otherwise stated, the information contained in this Circular is as of March 22, 2013. All dollar amounts are expressed in United States dollars (“$” or “US$”), Canadian dollars (“C$”) or Australian dollars (“A$”), as indicated.

All references to shareholders in this Circular and the accompanying Form of Proxy (as defined below) and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

1.2 APPOINTMENT OF PROXYHOLDERS

A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.

The individuals named in the enclosed form of proxy (the “Form of Proxy”) are Directors and/or officers of the Corporation. A shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the enclosed Form of Proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the enclosed Form of Proxy or by completing another proper Form of Proxy.

An appointment of a proxyholder or alternate proxyholder will not be valid unless a form of proxy making the appointment, signed by the shareholder or by an attorney of the shareholder authorized in writing, is deposited with Canadian Stock Transfer Company Inc. as agent for CIBC Mellon Trust Company, by facsimile to 1-866-781-3111 or 1-416-368-2502, by mail to P.O. Box 721, Agincourt, Ontario, M1S 0A1, by email at proxy@canstockta.com or procuration@canstockta.com or by hand to The Oceanic Plaza, 1600 - 1066 W. Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6 and received by Canadian Stock Transfer Company Inc. as agent for CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment or postponement thereof at which the proxy is to be used.

1.3 REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke the proxy:

(a)	by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing:

(i)	with Canadian Stock Transfer Company Inc. as agent for CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment or postponement thereof at which the proxy is to be used;

(ii)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment or postponement thereof, at which the proxy is to be used; or

(iii)	with the chairman of the Meeting on the day of the Meeting or an adjournment or postponement thereof; or

(b)	in any other manner provided by law.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

1.4 EXERCISE OF DISCRETION

The persons named in the enclosed Form of Proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction in respect of a particular matter, such shares will be voted as recommended by the management of the Corporation. The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified or referred to in the Notice of Meeting and this Circular and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof. As of the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any such or other matters which are not currently known to management should properly come before the Meeting, the shares will be voted on such matters in accordance with the best judgment of the persons named in the Form of Proxy.

1.5 QUORUM

The Corporation’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding, or representing by proxy the holder or holders of, common shares carrying, in the aggregate, not less than one-third (33 1/3%) of the votes eligible to be cast at the Meeting.

1.6 VOTES REQUIRED TO PASS RESOLUTIONS

Under the Yukon Business Corporations Act (the “YBCA”), a simple majority of the votes cast by shareholders at the Meeting is required to pass an ordinary resolution and a majority of two-thirds of the votes cast at the Meeting is required to pass a special resolution.

1.7 VOTING BY NON-REGISTERED SHAREHOLDERS

The information set forth in this section should be reviewed carefully by non-registered shareholders of the Corporation. Shareholders who do not hold their shares in their own name (the “Non-Registered Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by Canadian Stock Transfer Company Inc. as agent for CIBC Mellon Trust Company, the Corporation’s registrar and transfer agent, as registered holders of shares will be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by his, her or its broker, trust company, bank or similar institution (collectively, a “Broker”), those shares are, in all likelihood, not registered in the shareholder’s name. Such shares are more likely registered under the name of the shareholder’s Broker or an agent of that Broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Non-Registered Shareholders are either “objecting beneficial owners” or “OBOs”, who object that intermediaries disclose information about their ownership in the Corporation or “non-objecting beneficial owners” or “NOBOs”, who do not object to such disclosure. The Corporation pays intermediaries to send proxy-related materials to OBOs and NOBOs.

Shares held by Brokers (or their agents or nominees) on behalf of a Broker’s client can only be voted at the direction of the Non-Registered Shareholder. Without specific instructions, Brokers and their agents and nominees are prohibited from voting shares for the Broker’s clients. Therefore, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Applicable securities laws require Brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings. The various Brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their shares are voted at the Meeting. If you have any questions respecting the voting of shares held through a Broker or other intermediary, please contact that Broker or other intermediary immediately for assistance.

Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his or her Broker (or an agent of such Broker), a Non-Registered Shareholder may attend the Meeting as proxy holder for the registered shareholder and vote the shares in that capacity. Non-Registered Shareholders who wish to attend the Meeting and indirectly vote their shares as proxy holder for the registered shareholder should enter their own names in the blank space on the proxy form provided to them by their Broker (or the Broker’s agent) and return the same to their Broker (or the Broker’s agent) in accordance with the instructions provided by such Broker (or the Broker’s agent).

1.8 VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares without par value.

As of March 22, 2013, the Corporation had issued 1,005,622,903 fully paid and non-assessable Common Shares, each carrying the right to one vote. As of such date, no preferred shares were issued or outstanding.

A holder of record of one or more Common Shares on the securities register of the Corporation on the Record Date who either attends the Meeting in person or deposits a Form of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have such share or shares voted at the Meeting, except to the extent that:

(a)	the shareholder has transferred the ownership of any such share after the Record Date, and

(b)	the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred shares and makes a demand to Canadian Stock Transfer Company Inc. as agent for CIBC Mellon Trust Company no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.

To the knowledge of the Directors and senior officers of the Corporation, the only persons who beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares, the approximate number of Common Shares so owned, controlled or directed and the percentage of voting shares of the Corporation represented by such shares, in each case as at March 22, 2013, are:

Name and Jurisdiction of Residence	Number of Shares Owned, Controlled or Directed	Percentage of Shares Outstanding
Rio Tinto plc(1) UK	510,983,220	50.81%
Robert M. Friedland(2) Singapore	101,360,738	10.08%

Notes:

(1)	Common Shares are held indirectly through Rio Tinto International Holdings Limited (“RTIH”) (as to 219,739,166 shares) and indirectly through 7999674 Canada Inc. (as to 215,100,000 shares) and 46117 Yukon Inc. (as to 76,144,054 shares), each company a wholly-owned subsidiary of Rio Tinto plc, a London listed public company headquartered in the United Kingdom (together with its affiliates, “Rio Tinto”). In addition, Rio Tinto holds share purchase warrants (the “Series D Warrants”) exercisable to purchase an additional 55 million Common Shares (adjusted to approximately 74.2 million Common Shares as a result of the 2012 Rights Offering defined and described below), which Series D Warrants were issued pursuant to the terms of the Memorandum of Agreement dated April 17, 2012, as amended on May 22, 2012 amongst the Corporation, RTIH and Rio Tinto South East Asia Limited (“RT Asia”). Each Series D Warrant is exercisable to purchase one Common Share at any time until May 22, 2015 and otherwise in accordance with their terms. Assuming Rio Tinto were to fully exercise the Series D Warrants to acquire the maximum number of Common Shares issuable thereunder, Rio Tinto would beneficially own, together with the 510,983,220 Common Shares it already holds, directly and indirectly, 585,230,680 Common Shares, representing approximately 54.2% of the outstanding Common Shares. Pursuant to the terms of the Memorandum of Agreement, Rio Tinto also has, among other rights and entitlements, pre-emptive contractual rights to maintain its percentage interest in Common Shares and Series D Warrants, exercisable, subject to certain exceptions, in respect of certain future issuances of Common Shares. The information as to Common Shares beneficially owned, controlled or directed by Rio Tinto is not within the knowledge of the management of the Corporation and is based on public filings.
(2)	Common Shares are held directly (as to 22,782,421 shares) and indirectly through Newstar Securities SRL (as to 36,888,714 shares) and Goldamere Holdings SRL (as to 41,689,603 shares), each company beneficially owned and controlled as to 100% by Mr. Friedland. In addition, Mr. Friedland holds incentive stock options exercisable for up to 2,399,456 Common Shares, all of which are currently vested and exercisable. The information as to shares beneficially owned, controlled or directed by Mr. Friedland is not within the knowledge of the Corporation and is based on public filings.

SECTION 2 - BUSINESS OF MEETING

2.1 ELECTION OF DIRECTORS

The Corporation’s Articles currently provide that the number of Directors will be a minimum of three and a maximum of 14. In accordance with the terms of the MOA (as defined below), the Corporation agreed that the Board would consist of 13 Directors.

2.1.1 Nomination Rights

Under the Memorandum of Agreement dated April 17, 2012, as amended on May 22, 2012 (the “MOA”) among the Corporation, RTIH and RT Asia, RTIH and the Corporation have agreed to certain provisions regarding Director nomination rights between RTIH and the Corporation. A copy of the MOA can be viewed under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. See Section 7.3 – “Interest of Informed Persons in Material Transactions” of this Circular for additional information on the MOA.

These nomination rights are in addition to those accorded to Mr. Friedland under the Heads of Agreement dated December 8, 2010, as amended by the MOA, wherein Mr. Friedland is entitled to nominate two incumbent Directors (each acceptable to RTIH), conditional upon Mr. Friedland continuing to own at least 10% of the Common Shares, and RTIH will exercise, and will cause its subsidiaries to exercise, its voting power to vote in favour of the election of such Directors from time to time until the earlier of January 18, 2014 and the date the Corporation ceases to be a reporting issuer or its equivalent under the securities laws of any province or territory of Canada Rio Tinto owns a majority of the Common Shares and can exercise its voting power to elect all of the members of the Board subject only to the agreed limitations in the MOA. The MOA effectively limits Rio Tinto’s ability to elect more than 11 Directors (on a Board of 13) by providing that until the earlier of: (a) January 18, 2014; and (b) the date the Corporation ceases to be a “reporting issuer” or its equivalent under the securities laws of any province or territory of Canada:

(i)	Mr. Friedland may, conditional upon him continuing to own at least 10% of the outstanding Common Shares, select two Directors who were Directors on April 16, 2012 (such potential nominee Directors, the “RMF Nominees”) and RTIH will exercise its voting power for the election of the RMF Nominees from time to time. Such RMF Nominees (a) must include one independent Director, (b) cannot include Robert M. Friedland and (c) must be acceptable to RTIH;

(ii)	subject to the foregoing condition, if an RMF Nominee resigns as or ceases to be a Director, Mr. Friedland shall have the right to select a replacement Director among the remaining RMF Nominees or, if there are no remaining RMF Nominees who are able and willing to be a Director at such time, select any other qualified individual who would qualify as an independent Director and is acceptable to RTIH and the Board to fill any such vacancy, and the Board shall take all necessary steps to appoint such RMF Nominee or individual, as the case may be, as a Director; and

(iii)	a majority of the Directors will be independent Directors, as determined in accordance with the criteria established for independence under the Private Placement Agreement dated October 18, 2006 between the Corporation and RTIH, as amended (the “PPA”).

The Corporation has been advised that the RMF Nominees for the Meeting are Ms. Mahler and Mr. Meredith and that RTIH will vote in favour of all of the Director nominees listed herein. As a result, the Corporation anticipates that all such Director nominees will be elected at the Meeting.

2.1.2 Majority Voting Policy

On March 22, 2013, the Board adopted a majority voting policy pursuant to which, in an uncontested election of Directors, if a nominee for election as a Director receives a greater number of votes “withheld” or “abstained” than votes “for”, with respect to the election of Directors by shareholders, he or she will be expected to offer to tender his or her resignation to the Board promptly following the meeting of shareholders at which the Director is elected. Upon receiving such resignation, the Nominating and Corporate Governance Committee will consider such resignation and make a recommendation to the Board whether or not to accept it. The Board will determine whether to accept the resignation in question and announce such decision in a press release to be issued within 90 days following the meeting of shareholders. The Director who offered to tender his or her resignation pursuant to this policy will not participate in any committee or Board deliberations and decisions pertaining to the resignation offer.

2.1.3 Term of Office

The term of office of each of the current Directors will end at the conclusion of the Meeting. Unless a Director’s office is earlier vacated in accordance with the provisions of the YBCA, each Director elected will hold office until the conclusion of the next annual meeting of shareholders of the Corporation or, if no Director is then elected, until a successor is elected.

2.1.4 Management Nominees

The following tables set out information with respect to each of management’s 13 nominees for election as Directors at the Meeting, including their ages, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Corporation, the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each as at March 22, 2013, and the number of options to purchase Common Shares and securities in the capital of the Corporation’s publicly traded subsidiaries held by each as at March 22, 2013. Management recommends that shareholders vote in favour of the following nominees.

Unless contrary instructions are indicated on the form of proxy or the voting instruction form, the persons designated in the accompanying form of proxy or voting instruction form intend to vote for the election of the nominees recommended by management as directors of the Corporation, to hold office until the conclusion of the next meeting of shareholders or until their successors are duly elected.

Ms. Gardiner is currently a corporate director and has a financial consulting practice. She is a director of Parkbridge Lifestyle Communities Inc., a private company involved in the ownership and operation of land lease communities, and a director of Timber Investments Ltd., a private company that owns Tolko Industries Ltd., a governor of The Banff Centre, an arts education institution, and Chair of The Banff Centre Foundation.

Ms. Gardiner spent over 20 years in the investment banking industry, most recently as Managing Director and Regional Head, BC, for RBC Capital Markets. She also held various positions in corporate finance, mergers and acquisitions, and debt capital markets as well as serving as Head of the Forest Products Group and Head of the Pipelines & Utilities Group. Ms. Gardiner was a member of RBC Capital Markets’ Canadian Investment Banking Management Committee, Promotions Committee, Fairness Opinion Committee and Council for the Advancement of Women.

Prior to joining the investment banking industry, Ms. Gardiner was a Senior Project Manager at the Ontario Energy Board and a sessional lecturer at the University of Victoria.

Ms. Gardiner holds a Bachelor of Science and a Master of Business Administration, both from Queens University. She is a member of the Institute of Corporate Directors.

Jill Gardiner Vancouver, British Columbia, Canada Age: 54 Director Since: May 2012	Principal Occupation, Business or Employment(1)
	Director/Consultant
	Board/Committee Membership:	2012 Meetings Attended	2012 Meetings Eligible to Attend	Other Public Company Board Membership:
				Company:	Since:
Director Status:	Board of Directors(11)	14	14	n/a	n/a
Independent	Audit Committee – Chair(14)	3	3
Areas of Experience: Managing/Leading Growth Senior Officer Compensation	Nominating and Corporate
	Governance Committee(16)	5	5
	Independent Directors	3	3

Capital Markets Governance/Boards Financial Literacy	Common Shares Beneficially Owned, Controlled or Directed(1)(2):
	Company Name	Year	Common Shares	Total Market Value of Common Shares(6)
	Turquoise Hill Resources Ltd.	2013	Nil	Nil
		2012	Nil	Nil

Options Held:
Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
06/28/12	06/28/17	30,000	Nil/30,000	C$9.75	30,000	Nil
					Total:	Nil

Mr. Gillin served as Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, from October 2003 to September 2008, and was Chief Restructuring Officer until December 2008. Between November 2002 and May 2003, he was President and Chief Executive Officer of Zemex Corporation, an industrial minerals producer. From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and was Acting Chief Executive Officer between 2001 and 2002. He currently is a Non-Executive Director of several public companies including Silver Wheaton Corporation, Dundee Precious Metals and Sherritt International Corp.

Mr. Gillin holds an Honours Business Administration degree from the Richard Ivey School of Business, University of Western Ontario, and is a Chartered Financial Analyst. He is a member of the Institute of Corporate Directors, the Chartered Financial Analysts Institute and the Toronto Society of Financial Analysts.

	Principal Occupation, Business or Employment(1)
	Director
	Board/Committee Membership:	2012 Meetings Attended	2012 Meetings Eligible to Attend	Other Public Company Board Membership:
				Company:	Since:
R. Peter Gillin Toronto, Ontario, Canada Age: 64 Director Since: May 2012 Director Status: Independent Areas of Experience: Mining Industry Managing/Leading Growth CEO/Senior Officer Governance/Boards Capital Markets Marketing Expertise Environmental/Safety Corporate Responsibility	Board of Directors(11)	14	14	Dundee Precious Metals Inc. (TSX) (Health, Safety and Environment Committee; Compensation Committee	2009
	Audit Committee(14)	3	3	Sherritt International Corp. (TSX) (Audit Committee; Human Resources Committee; Nominating and Corporate Governance Committee; Environment, Health and Safety Committee – Chair)	2010
	Compensation and Benefits Committee(15)	4	4	Silver Wheaton Corporation (TSX; NYSE) (Audit Committee, Human Resources Committee)	2004
	Independent Directors	3	3	TD Mutual Funds Corporate Class Ltd. (Audit Committee)	2010

Compensation Financial Literacy	Common Shares Beneficially Owned, Controlled or Directed(1)(2):
	Company Name	Year	Common Shares	Total Market Value of Common Shares(6)
	Turquoise Hill Resources Ltd.	2013	Nil	Nil
		2012	Nil	Nil

Options Held:
Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
06/28/12	06/28/17	30,000	Nil/30,000	C$9.75	30,000	Nil
					Total:	Nil

Mr. Goodman has served as General Counsel, Business Development at Rio Tinto since June 2008. In April 2010, lead responsibility for Rio Tinto’s Europe, Middle East and Africa legal team was added to Mr. Goodman’s role and he has served as General Counsel, Corporate-Europe and Business Development since that time. Between May 2007 and June 2008, he held the position of General Counsel, Strategic Projects at Rio Tinto Alcan Inc. Prior to joining Rio Tinto, Mr. Goodman was a partner at a leading Canadian law firm practicing in the areas of mergers and acquisitions, project finance and corporate and commercial law.

Mr. Goodman has a Bachelor of Commerce degree from Concordia University and holds both a Bachelor of Civil Law degree and a Bachelor of Laws degree from McGill University. He is a member of the Quebec Bar Association, the Canadian Bar Association, the American Bar Association and the Institute of Corporate Directors.

	Principal Occupation, Business or Employment(1)
	General Counsel, Corporate–Europe and Business Development, Rio Tinto
	Board/Committee Membership:	2012 Meetings Attended	2012 Meetings Eligible to Attend	Other Public Company Board Membership:
				Company:	Since:
Warren Goodman London, United Kingdom Age: 61	Board of Directors(11)	6	6	n/a	n/a

Director Since: June 2012 Director Status: Non-Independent (Rio Tinto) Areas of Experience:	Common Shares Beneficially Owned, Controlled or Directed(1)(2):
	Company Name	Year	Common Shares	Total Market Value of Common Shares(6)
	Turquoise Hill Resources Ltd.	2013	Nil	Nil
		2012	Nil	Nil

Mining Industry Senior Officer Legal Governance/Board Capital Markets Financial Literacy	Options Held(5):
	Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
	n/a	n/a	n/a	n/a	n/a	n/a	n/a
						Total:	n/a

Ms. Hudon is currently President of Sun Life Financial Quebec, an insurance company, where she is responsible for overseeing all of Sun Life Quebec’s corporate strategy and growth. Prior to joining Sun Life, she served as the President of Marketel, a Montreal-based advertising agency in Montreal, between November 2008 and August 2010. From 2004 to 2008, Ms. Hudon served as President and Chief Executive Officer of the Board of Trade of Metropolitan Montreal.

Ms. Hudon is currently Chairman of Collectif de Festivals Montréalais and is a director of Hydro-Québec, Aéroports de Montréal and Holt Renfrew Canada.

Ms. Hudon undertook economic science studies at the Université de Montréal and undertook business administration studies at the University of Ottawa. She is a member of the Institute of Corporate Directors.

	Principal Occupation, Business or Employment(1)
	President, Sun Life Financial Quebec
	Board/Committee Membership:	2012 Meetings Attended	2012 Meetings Eligible to Attend	Other Public Company Board Membership:
				Company:	Since:
Isabelle Hudon Montreal, Quebec, Canada Age: 46 Director Since: May 2012 Director Status: Independent Areas of Experience:	Board of Directors(11)	13	14	n/a	n/a
	Compensation and Benefits Committee(15)	4	4
	Nominating and Corporate Governance Committee(16)	5	5
	Independent Directors	2	3

Managing/Leading Growth CEO/Senior Officer Governance/Board Compensation Marketing Expertise Financial Literacy	Common Shares Beneficially Owned, Controlled or Directed(1)(2):
	Company Name	Year	Common Shares	Total Market Value of Common Shares(6)
	Turquoise Hill Resources Ltd.	2013	Nil	Nil
		2012	Nil	Nil

Options Held:
Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
06/28/12	06/28/17	30,000	Nil/30,000	C$9.75	30,000	Nil
					Total:	Nil

Mr. Jacques was appointed Chief Executive Copper in February 2013. He joined Rio Tinto in October 2011 as President, International Operations - Copper, where he led a senior team and oversaw Rio Tinto’s interests in the Palabora Mining Company in South Africa, Northparkes Mines in Australia, Kennecott Eagle Minerals and the Pebble Mine in the US and Sulawesi in Indonesia. Prior to Rio Tinto Mr. Jacques spent more than 15 years working across Europe, south east Asia, India and the US in operational and strategy roles in the aluminium, bauxite and steel industries. He served as Group Director, Strategy and was on the Executive Committee at Tata Steel Group from 2007 to 2011.

Mr. Jacques is a Master’s graduate (science) of Ecole Centrale Paris in France and a member of the Institute of Corporate Directors.

	Principal Occupation, Business or Employment(1)
	Chief Executive, Rio Tinto Copper Group
		2012 Meetings	2012 Meetings Eligible	Other Public Company Board Membership:
	Board/Committee Membership:	Attended(12)	to Attend	Company:	Since:
Jean-Sébastien Jacques London, United Kingdom Age: 41 Director Since: February 2013	Board of Directors	n/a	n/a	Bougainville Cooper Limited (ASX)	2012
	Nominating and Corporate Governance Committee(16)	n/a	n/a	Palabora Mining Company (JSE)	2011

Director Status: Non-Independent (Rio Tinto) Areas of Experience:	Common Shares Beneficially Owned, Controlled or Directed(1)(2):
	Company Name	Year	Common Shares	Total Market Value of Common Shares(6)
	Turquoise Hill Resources Ltd.	2013	Nil	Nil
		2012	Nil	Nil

Mining Industry Managing/Leading Growth CEO/Senior Officer Governance/Board Capital Markets	Options Held(5):
	Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
	n/a	n/a	n/a	n/a	n/a	n/a	n/a
						Total:	n/a

Dr. Klingner has been a corporate director since 2004 after spending 38 years in the mining industry. During his career with Rio Tinto, he held a variety of positions including Head of Exploration, Group Executive responsible for Rio Tinto’s coal and gold businesses in Australia and Indonesia and Managing Director of Kaltim Prima Coal in Indonesia. Dr. Klingner retired from Rio Tinto in 2004. He currently serves as Chairman of Codan Limited, an electronic goods manufacturer, and is the former Chairman of Energy Resources of Australia Ltd., a uranium mining company. He also serves as an advisory director for Pacific Road Capital Management, a private equity fund.

Dr. Klingner has a Bachelor of Science degree in Geology from the University of Queensland and a PhD from the University of Melbourne. He is a fellow of the Australian Institute of Mining and Metallurgy and a member of the Prospectors and Developers Association of Canada and the Institute of Corporate Directors.

	Principal Occupation, Business or Employment(1)
	Chair/Director
	Board/Committee Membership:	2012 Meetings Attended	2012 Meetings Eligible to Attend	Other Public Company Board Membership:
				Company:	Since:
Dr. David Klingner Toorak, Melbourne, Australia Age: 69 Director Since: May 2012 Director Status:	Board of Directors – Chairman(11)(13)	13	14	Codan Limited (ASX)	2004
	Nominating and Corporate Governance Committee – Chair(16)	5	5
	Independent Directors	3	3

Independent Areas of Experience: Mining Industry Managing/Leading Growth CEO/Senior Officer	Common Shares Beneficially Owned, Controlled or Directed(1)(2):
	Company Name	Year	Common Shares	Total Market Value of Common Shares(6)
	Turquoise Hill Resources Ltd.	2013	Nil	Nil
		2012	Nil	Nil

Exploration Compensation Governance/Board Environmental/Safety Corporate Responsibility Financial Literacy	Options Held:
	Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
	06/28/12	06/28/17	30,000	Nil/30,000	C$9.75	30,000	Nil
						Total:	Nil

Mr. Larsen has over 25 years of financial experience in the mining industry. Since October 2005, he has been Group Controller and Global Head of Planning and Reporting for Rio Tinto based in London. He is also a director of Rio Tinto International Holdings Limited and is a member of several Rio Tinto governance and management committees. Mr. Larsen has held a number of senior financial positions with Rio Tinto, including international assignments in Australia, Canada, the United States and England. Before joining Rio Tinto in 1992, Mr. Larsen was a Senior Manager with Ernst & Young’s mining practice.

Mr. Larsen holds a Bachelor of Science degree in Accounting from the University of Utah and is a Certified Public Accountant. He is also a member of the Institute of Corporate Directors.

	Principal Occupation, Business or Employment(1)
	Group Controller and Global Head of Planning and Reporting, Rio Tinto
	Board/Committee Membership:	2012 Meetings Attended	2012 Meetings Eligible to Attend	Other Public Company Board Membership:
				Company:	Since:
Daniel Larsen	Board of Directors	16	20	n/a	n/a

Buckinghamshire, United Kingdom Age: 54 Director Since: July 2011 Director Status: Non-Independent (Rio Tinto)	Common Shares Beneficially Owned, Controlled or Directed(1)(2)
	Company Name	Year	Common Shares	Total Market Value of Common Shares(6)
	Turquoise Hill Resources Ltd.	2013	Nil	Nil
		2012	Nil	Nil

Areas of Experience: Mining Industry Managing/Leading Growth Senior Officer Exploration Compensation Governance/Board Capital Markets Legal Financial Literacy	Options Held(5):
	Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
	n/a	n/a	n/a	n/a	n/a	n/a	n/a
						Total:	n/a

Charles Lenegan Perth, Australia Age: 62 Director Since: August 2012 Director Status:

Mr. Lenegan currently serves as a non-executive director for Oz Minerals Limited, a position he has held since 2010. From 2010 to 2012, he served as Non-Executive Chairman of Rey Resources Limited. Mr. Lenegan previously spent 28 years with Rio Tinto where he held various senior management positions, including: Vice President Business Development, Middle East and Africa, Rio Tinto Alcan; Managing Director, Rio Tinto Australia; and President Director, Kelian Equatorial Mining. He is also a former Chairman of the Minerals Council of Australia, former President of the Australia Mines and Metals Association and a former board member of the Business Council of Australia.

Mr. Lenegan holds a Bachelor of Science degree in Economics from the University of London. He is a member of the Institute of Corporate Directors.

	Principal Occupation, Business or Employment(1)
	Director
	Board/Committee Membership:	2012 Meetings Attended	2012 Meetings Eligible to Attend	Other Public Company Board Membership:
				Company:	Since:
	Board of Directors(11)	4	4	Oz Minerals Limited (ASX) (Audit Committee; Nomination and Board Governance Committee)	2010
	Compensation and Benefits Committee(15)	1	2
	Health, Safety and Environment Committee(17)	n/a	n/a
	Independent Directors	1	1

Independent Areas of Experience: Board Mining Industry Managing/Leading Growth Senior Officer Compensation	Common Shares Beneficially Owned, Controlled or Directed(1)(2):
	Company Name	Year	Common Shares	Total Market Value of Common Shares(6)
	Turquoise Hill Resources Ltd.	2013	Nil	Nil
		2012	Nil	Nil

Governance/Board Environmental/Safety Corporate Responsibility Financial Literacy	Options Held:
	Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
	08/17/12	08/17/17	30,000	Nil/30,000	C$8.44	30,000	Nil
						Total:	Nil

Ms. Mahler is President and Chief Executive Officer of Computational Geosciences Inc., a private geophysical exploration technology provider. She also is a partner and co-founder of Greenstone Venture Partners, a private venture capital fund. Ms. Mahler was a Turquoise Hill Director from March 2009 until her resignation in connection with the MOA in April 2012. She was re-appointed to the Board in May 2012. Ms. Mahler is also a board member of Benev Capital Inc. (TSX: BEV), where she is Lead Director and serves on the Audit and Compensation and Human Resources committees.

Ms. Mahler holds a Bachelor of Science degree from the Hebrew University of Jerusalem and an MBA from the University of British Columbia. She is a member of the Institute of Corporate Directors.

	Principal Occupation, Business or Employment(1)
	President and Chief Executive Officer, Computational Geosciences Inc; partner and co-founder, Greenstone Venture Partners
	Board/Committee Membership:	2012 Meetings Attended	2012 Meetings Eligible to Attend	Other Public Company Board Membership:
				Company:	Since:
Livia Mahler	Board of Directors(9)	23	23	Benev Capital Inc. (TSX) (Lead Director; Audit Committee; Human Resources and Compensation Committee)	2011
Vancouver, British Columbia, Canda	Audit Committee(9)	4	4
Age: 54
Director Since: March 2009 to April 2012 and since May 2012	Compensation and Benefits Committee(9)	5	5
	Independent Directors	4	4

Director Status: Independent(3) Areas of Experience: Managing/Leading Growth Compensation Governance/Board	Common Shares Beneficially Owned, Controlled or Directed(1)(2):
	Company Name	Year	Common Shares	Total Market Value of Common Shares(6)
	Turquoise Hill Resources Ltd.	2013	Nil	Nil
		2012	Nil	Nil

CEO/Senior Officer Capital Markets Financial Literacy	Options Held:
	Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
	06/28/12	06/28/17	30,000	Nil/30,000	C$9.75	30,000	Nil
	05/10/11	05/10/18	40,498	40,498/Nil	C$23.86	41,498	Nil
	05/07/10	05/07/17	77,571	77,571/Nil	C$15.25	77,571	Nil
	05/08/09	05/08/09	77,571	77,571/Nil	C$8.20	77,571	Nil
						Total:	Nil

Mr. Meredith was the Corporation’s Deputy Chairman from May 2006 to April 2012, during which time he oversaw the Corporation’s business development and corporate relations. Mr. Meredith was the Corporation’s Chief Financial Officer from June 1999 to November 2001 and from May 2004 to May 2006. He was the Chief Executive Officer of SouthGobi Resources Ltd. from June 2007 until October 2009. From October 2009 until September 2012, he served as Chairman of SouthGobi. Prior to joining the Corporation, Mr. Meredith spent 31 years with Deloitte & Touche LLP, Chartered Accountants, and retired as a partner in 1996. Mr. Meredith is a Chartered Accountant and a member of the Canadian Institute of Chartered Accountants and the Institute of Corporate Directors.

Mr. Meredith was a member of the Executive Committee of the Board from its formation in March 2005 until its dissolution in April 2012.

	Principal Occupation, Business or Employment(1)
	Director
	Board/Committee Membership:	2012 Meetings Attended	2012 Meetings Eligible to Attend	Other Public Company Board Membership:
				Company:	Since:
Peter G. Meredith Vancouver, British Columbia, Canada Age: 69 Director Since: March 2005 Director Status: Non-Independent(3)(18) Areas of Experience:	Board of Directors	26	26	Ivanplats (TSX) (Audit Committee – Chair)	1998
				Ivanhoe Energy Inc. (TSX; NASDAQ) (Executive Committee)	2007
	Health, Safety and Environment(17)	2	2	Entrée Gold Inc. (TSX; AMEX) (Audit Committee – Chair)	2002
				Great Canadian Gaming Corporation (TSX) (Compensation and Human Resources Committee; Audit, Risk & Finance Committee)	2000

Mining Industry Managing/Leading Growth CEO/Senior Officer Compensation Governance/Board Marketing Capital Markets Financial Literacy	Common Shares Beneficially Owned, Controlled or Directed(1)(2):
	Company Name	Year	Common Shares(4)	Total Market Value of Common Shares(6)
	Turquoise Hill Resources Ltd.	2013	22,902	C$148,634
		2012	30,000	C$297,600
	Ivanhoe Australia Limited	2013	125,000	A$37,500
		2012	500,000	A$340,000

Options Held:
Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested(10)	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
06/28/12	06/28/17	30,000	Nil/30,000	C$9.75	30,000	Nil
01/29/11	01/29/18	40,498	40,498/Nil	C$27.83	40,498	Nil
10/09/09	10/09/16	77,571	77,571/Nil	C$13.76	77,571	Nil
05/08/09	05/08/16	77,571	77,571/Nil	C$8.20	77,571	Nil
09/02/08	09/22/13	38,784	38,784/Nil	C$8.35	38,784	Nil
03/27/06	03/27/13	38,784	38,784/Nil	C$9.73	38,784	Nil
					Total:	Nil

Ms. Priestly was appointed Chief Executive Officer of the Corporation on May 1, 2012. She was previously a senior executive with Rio Tinto where she served as Chief Financial Officer of Rio Tinto’s Copper Group from November 2008 to May 2012. Ms. Priestly joined Rio Tinto in 2006 as Chief Financial Officer at Rio Tinto’s Kennecott Utah Copper operations. She is a director of Stone Energy Corporation and joined the Board of SouthGobi Resources Ltd. and was appointed Chairman in September 2012.

Ms. Priestly previously spent over 25 years with global professional services firm Arthur Andersen, where she provided tax and consulting services to companies in the energy and mining sectors with worldwide operations. She held various leadership positions while at Arthur Andersen, including serving on its global executive team and global energy team. Ms. Priestly previously served as a director of Palabora Mining Company Limited.

Ms. Priestly holds a Bachelor of Science degree in Accounting, summa cum laude, from Louisiana State University. She is also a member of the Institute of Corporate Directors and was a Certified Public Accountant and a member of the American Institute of Certified Public Accountants for over 25 years.

Kay Priestly

Vancouver,

British Columbia Canada

Age: 57

Director Since: February 2011

Director Status:

Non-Independent

(Management)

Areas of Experience:

Mining Industry

Managing/Leading Growth

CEO/Senior Officer

Governance/Board

Principal Occupation, Business or Employment(1)
Chief Executive Officer of the Corporation
Board/Committee Membership:	2012 Meetings Attended	2012 Meetings Eligible to Attend	Other Public Company Board Membership:
			Company:	Since:
Board of Directors	21	22	SouthGobi Resources Ltd. - Chair (TSX & SEHK)(Nominating and Corporate Governance Committee)	2012
Health, Safety and Environment Committee(17)	2	2	Stone Energy Corporation (NYSE) (Audit Committee – Chair; Nominating and Governance Committee; Reserves Committee)	2006

Capital Markets Environmental/Safety Corporate Responsibility Financial Literacy	Common Shares Beneficially Owned, Controlled or Directed(1)(2):
	Company Name	Year	Common Shares	Total Market Value of Common Shares(6)
	Turquoise Hill Resources Ltd.	2013	Nil	Nil
		2012	Nil	Nil

Options Held(5):
Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
n/a	n/a	n/a	n/a	n/a	n/a	n/a
					Total:	n/a

Russel C. Robertson Toronto, Ontario, Canada Age: 65 Director Since: June 2012 Director Status: Independent Areas of Experience: Managing/Leading Growth CEO/Senior Officer

Since March 2011, Mr. Robertson has served as Executive Vice-President, Business Integration at BMO Financial Group, and as Vice-Chair at BMO Financial Corp. (formerly Harris Financial Corp.). In this capacity, he has been responsible for overseeing the integration of BMO’s recently purchased Marshall & Ilsley Bank with BMO’s long-time subsidiary, Harris Bank. Prior to his current role at BMO, Mr. Robertson was the Chief Financial Officer at BMO Financial Group between March 2008 and March 2011. Before joining BMO, he spent over 35 years as a Chartered Accountant. Mr. Robertson held various senior positions with a number of major accounting firms, including holding the positions of Vice-Chair, Deloitte & Touche LLP (Canada), and Managing Partner, Arthur Andersen LLP (Canada).

Mr. Robertson holds a Bachelor of Arts degree (Honours) from the Richard Ivey School of Business at the University of Western Ontario, is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants (Ontario). He is a member of the Institute of Corporate Directors.

	Principal Occupation, Business or Employment(1)
	Executive Vice-President, Business Integration, BMO Financial Group
			2012 Meetings Eligible to Attend	Other Public Company Board Membership:
		2012 Meetings Attended
	Board/Committee Membership:			Company:	Since:
	Board of Directors(11)	5	6	n/a	n/a
	Audit Committee(14)	1	1
	Health, Safety and Environment Committee (17)	n/a	n/a
	Independent Directors	2	2

Governance/Board Capital Markets Financial Literacy	Common Shares Beneficially Owned, Controlled or Directed(1)(2):
	Company Name	Year	Common Shares	Total Market Value of Common Shares(6)
	Turquoise Hill Resources Ltd.	2013	Nil	Nil
		2012	Nil	Nil

Options Held:
Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
06/28/12	06/28/17	30,000	Nil/30,000	C$9.75	30,000	Nil
					Total:	Nil

Jeffery D. Tygesen Sandy, Utah, United States Age: 55

Since April 2011, Mr. Tygesen has served as Vice-President, Copper Development at Rio Tinto Copper Group. In this capacity, he is responsible for overseeing Rio Tinto’s joint venture interests, technical and innovation development, sustainable development and accountability at the company’s Chilean and Indonesian copper projects. Mr. Tygesen has spent over 30 years with Rio Tinto, and has held such positions as Mining Executive, Rio Tinto Copper Group; Regional General Manager, Rio Tinto Technology and Innovation; Manager, Long Term and Strategic Planning, Rio Tinto Energy America Coal; and Manager of Mine Development, Diavik Diamond Mines.

Mr. Tygesen holds a Bachelor of Science degree (Mining Engineering) and a Master of Science degree (Mining Engineering), both from the University of Utah (College of Mines and Earth Sciences). He is a member of the Society of Mining Engineering and the Institute of Corporate Directors.

	Principal Occupation, Business or Employment(1)
	Vice-President, Copper Development, Rio Tinto Copper Group
		2012 Meetings Attended	2012 Meetings Eligible to Attend	Other Public Company Board Membership:
	Board/Committee Membership:			Company:	Since:
	Board of Directors(11)	4	4	n/a	n/a
	Health, Safety and Environment Committee – Chair(17)	0	1

Director Since: August 2012 Director Status: Non-independent (Rio Tinto)	Common Shares Beneficially Owned, Controlled or Directed(1)(2):
	Company Name	Year	Common Shares	Total Market Value of Common Shares(6)
	Turquoise Hill Resources Ltd.	2013	Nil	Nil
		2012	Nil	Nil

Areas of Experience:	Options Held(5):
Mining Industry Managing/Leading Growth Exploration Marketing Expertise Environmental/Safety Corporate Responsibility	Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
	n/a	n/a	n/a	n/a	n/a	n/a	n/a
						Total:	n/a

Notes:

(1)	The information as to principal occupation, business or employment and shares beneficially owned, controlled or directed by a nominee is not within the knowledge of the management of the Corporation and has been furnished by the nominee.
(2)	Does not include Common Shares issuable upon the exercise of incentive stock options.
(3)	Nominated pursuant to Mr. Friedland’s contractual nomination rights. For more information on Mr. Friedland’s nomination rights, see Section 2.1.1 – “Nomination Rights” of this Circular.
(4)	“Common Shares” refers to the number of Common Shares or, where applicable, shares of SouthGobi Resources Ltd. (“SouthGobi”) or Ivanhoe Australia Limited (“Ivanhoe Australia”), beneficially owned, controlled or directed by the Director as of and March 22, 2013 and May 24, 2012, respectively.
(5)	In accordance with Rio Tinto corporate policy, Directors who are employees of Rio Tinto (seconded or otherwise) are not permitted to receive options to purchase Common Shares.
(6)	The “Total Market Value of Common Shares” is calculated, (i) in the case of Common Shares, by multiplying the closing price of the Common Shares on the TSX on March 22, 2013 (C$6.49) and May 24, 2012 (C$9.92), respectively, by the number of Common Shares held by the nominee as at March 22, 2013 and May 24, 2012, respectively; and (ii) in the case of ordinary shares of Ivanhoe Australia, by multiplying the closing price of the ordinary shares of Ivanhoe Australia on the Australian Securities Exchange (“ASX”) on March 22, 2013 (A$0.30) and May 24, 2012 (A$0.68), respectively, by the number of ordinary shares of Ivanhoe Australia held by the nominee as at March 22, 2013 and May 24, 2012, 2011, respectively.
(7)	The “Exercise Price” is the Fair Market Value on the date of approval by the Board of Directors, pursuant to the Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”).
(8)	“Value of Unexercised Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 22, 2013 (C$6.49) and the exercise price of the options, multiplied by the number of unexercised options on March 22, 2013.
(9)

Pursuant to the MOA, Ms. Mahler resigned from the Board of Directors effective April 17, 2012. In connection with her resignation, Ms. Mahler also resigned from the Audit Committee and the Compensation and Benefits Committee effective April 17, 2012. Under the terms of the MOA, Mr. Friedland has the right to nominate two

Directors and had previously nominated Mr. Meredith and Mr. Huberman as his appointees to the Board of Directors. Following Mr. Huberman’s resignation on May 7, 2012, Mr. Friedland nominated Ms. Mahler as his new nominee and Ms. Mahler was reappointed to the Board of Directors and the Audit Committee effective May 9, 2012. She was subsequently reappointed to the Compensation and Benefits Committee effective May 10, 2012. For more information on Mr. Friedland’s nomination rights, see Section 2.1.1 – “Nomination Rights” of this Circular.
(10)	Pursuant to Mr. Meredith’s relinquishment of his position as an executive of the Corporation as of April 17, 2012, Mr. Meredith’s previously unvested bonus shares and options held as of such date vested through the combined operation of his employment agreement and the agreements governing such bonus shares and options.
(11)	Ms. Gardiner, Mr. Gillin, Ms. Hudon and Dr. Klingner were appointed to the Board effective May 7, 2012. Messrs. Goodman and Robertson were appointed to the Board effective June 29, 2012. Messrs. Lenegan and Tygesen were appointed to the Board effective August 10, 2012.
(12)	Mr. Jacques was not a Director in 2012 and therefore did not attend any Board or committee meetings.
(13)	Dr. Klingner was appointed Chairman of the Board effective May 10, 2012.
(14)	Ms. Gardiner and Mr. Gillin were appointed to the Audit Committee effective May 9, 2012. Mr. Robertson was appointed to the Audit Committee effective August 10, 2012.
(15)	Mr. Gillin and Ms. Hudon were appointed to the Compensation and Benefits Committee effective May 10, 2012. Mr. Lenegan was appointed to the Compensation and Benefits Committee effective August 10, 2012.
(16)	Ms. Gardiner, Ms. Hudon and Dr. Klingner were appointed to the Nominating and Corporate Governance Committee effective May 10, 2012. Mr. Jacques was appointed to the Nominating and Corporate Governance Committee effective February 20, 2013.
(17)	Mr. Meredith and Ms. Priestly were appointed to the Health, Safety and Environment Committee effective May 10, 2012. Mr. Tygesen was appointed to the Health, Safety and Environment Committee effective August 10, 2012 and became Chair on March 22, 2013. Messrs. Lenegan and Robertson were appointed to the Health, Safety and Environment Committee on March 22, 2013.
(18)	The Corporation has determined that Mr. Meredith is a “non-independent” Director nominee by virtue of being a former senior officer of the Corporation and/or one or more of its subsidiaries and a former member of management within the last three years.

2.1.5 Additional Disclosure Relating to Directors

To the knowledge of the Corporation, no Director is, or has been within the last 10 years, a director or executive officer of an issuer that, while that individual was acting in such capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities regulations, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that individual ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order that denied the issuer access to any exemption under Canadian securities regulations, for a period of more than 30 consecutive days, or (c) within one year of that individual ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

Mr. Gillin, a Director, was a director, Chairman and Chief Executive Officer of Tahera Diamond Corporation (“Tahera”) from October 2003 to September 2008, as well as Chief Restructuring Officer until December 2008. Tahera filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) with the Ontario Superior Court of Justice on January 16, 2008. As a consequence of its financial difficulties, Tahera failed to file financial statements for the year ended December 31, 2007 and subsequent financial periods. As a result, Tahera was delisted from the TSX in November 2009 and issuer cease trade orders were issued in 2010 by the securities regulatory authorities of Ontario, Quebec, Alberta and British Columbia, which orders have not been revoked. Tahera subsequently sold its tax assets to Ag Growth International and certain properties to Shear Minerals Ltd. The monitoring process under CCAA concluded by order of the Ontario Superior Court of Justice in September 2010.

2.1.6 Interlocking Directorships

There are no interlocking directorships that exist among management’s 13 Director nominees as at March 22, 2013.

2.1.7 Retirement Policy

At present, the Corporation has no formal retirement policy for its Directors.

2.1.8 Tenure

Collectively, the 13 nominees for election as Directors have 25 years of experience on the Board and individually, the years of service range from under one year to eight years.

2.1.9 Summary of Board and Committee Meetings Held

The following table summarizes the meetings of the Board and the Committees held during the year ended December 31, 2012:

Board of Directors	26
Independent Directors	4
Compensation and Benefits Committee	6
Audit Committee	4
Nominating and Corporate Governance Committee	6
Health, Safety and Environment Committee	2

The number of meetings above is inclusive of a total of 17 meetings of the Board of Directors, one meeting of the Compensation and Benefits Committee, two meetings of the Nominating and Corporate Governance Committee, one meeting of the Health, Safety and Environment Committee and three meetings of the independent Directors held by teleconference. In addition, six resolutions in writing were passed by the Board in 2012 and no resolutions in writing were passed by any of the Board committees in 2012. Resolutions in writing must be executed by all of the Directors entitled to vote on the subject matter of the resolution. No meetings were held by the Corporation’s Executive Committee, which was dissolved in April 2012.

In addition to Board and committee meetings, the independent Directors held four meetings during the year ended December 31, 2012. The purposes of these meetings included the following:

•	Raising substantive issues that are more appropriately discussed in the absence of management and Directors who are Rio Tinto employees or secondees;

•	Discussing any matter of concern raised by any committee or Director;

•	Addressing issues raised but not resolved at meetings of the Board and assessing any follow-up needs;

•	Discussing how to properly balance the interests of Rio Tinto as controlling shareholder with the interests of the Corporation’s other shareholders and stakeholders;

•

Discussing the quality, quantity, and timeliness of the flow of information from senior management that is necessary for the independent Directors to effectively and responsibly perform their duties; and

•	Seeking feedback about Board processes.

2.2 APPOINTMENT OF AUDITORS

Shareholders will be requested to appoint PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, B.C. (“PwC”) as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the Directors to fix their remuneration and the terms of their engagement. PwC were appointed as auditors of the Corporation on April 2, 2012, following the resignation which took effect as of such date by Deloitte LLP, Chartered Accountants, Vancouver, B.C. (“Deloitte”). The appointment of PwC must be approved by ordinary resolution at the Meeting.

Management and the Board recommend that PwC be appointed as auditor of the Corporation until the next annual meeting of shareholders. Unless contrary instructions are indicated on the form of proxy or the voting instruction form, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of PwC, as auditor of the Corporation to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the Directors.

2.2.1 Audit Services

Fees billed by PwC and its affiliates during fiscal 2012 were approximately C$1,835,230. Fees billed by Deloitte and its affiliates during fiscal 2011 were approximately C$2,940,000. The aggregate fees billed by the auditors in fiscal 2012 and fiscal 2011 are detailed below.

	PwC		Deloitte
(C$ in 000’s)	2012		2011
Audit Fees (a)	C$	1,458	C$	1,203
Audit Related Fees (b)	C$	377	C$	771
Tax Fees (c)		Nil	C$	143
Other Fees (d)		Nil	C$	823

Total	C$	1,835	C$	2,940

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2012 and 2011 consist of:

•	Audit of the Corporation’s annual statutory financial statements; and

•	Audit of its subsidiaries’ (SouthGobi and Ivanhoe Australia) annual statutory financial statements.

In addition, in 2012 and 2011, fees were paid for services provided in connection with reviews pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal controls on financial reporting.

(b)	Fees for audit-related services provided during fiscal 2012 and 2011 consisted of:

•	Translation services;

•	Financial accounting and reporting consultations;

•	Reviews of the Corporation’s interim financial statements;

•	Reviews of its subsidiaries’ (SouthGobi and Ivanhoe Australia) interim financial statements; and

•	Comfort letters, consents, and other services related to the U.S. Securities and Exchange Commission (“SEC”), Canadian and other securities regulatory authorities’ matters.

(c)	Fees for tax services provided during fiscal 2011 consisted of income tax compliance and tax planning and advice relating to transactions and proposed transactions of the Corporation and its subsidiaries.

(d)	Fees for other services provided during fiscal 2011 related to human capital advisory services to a subsidiary of the Corporation.

The Audit Committee’s charter requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor. Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay preapproved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, 100% of each of the services provided by the Corporation’s external auditors relating to the fees reported as audit, audit-related, tax and other fees were pre-approved by the Audit Committee.

SECTION 3 - COMPENSATION DISCUSSION AND ANALYSIS

In accordance with the requirements of applicable securities regulations in Canada, the following statement of executive compensation for the Corporation is provided in respect of the following individuals for fiscal 2012: (a) the Chief Executive Officer (the “CEO”), (b) the Chief Financial Officer (the “CFO”), (c) each of the three most highly compensated executive officers of the Corporation and its subsidiaries (or individuals acting in a similar capacity, other than the CEO and the CFO) at the end of fiscal 2012 whose compensation for fiscal 2012 exceeded C$150,000, and (d) each individual who would be included under (c) above but for the fact that such individual was not an executive officer of the Corporation or its subsidiaries at the end of fiscal 2012 (collectively the “Named Executive Officers” or “NEOs”).

3.1 EXECUTIVE SUMMARY

On April 17, 2012, the Corporation and Rio Tinto entered into the MOA, and amended certain of its terms on May 22, 2012, in order to provide a comprehensive financing plan to commercial production at the Oyu Tolgoi Project, to establish certain management and governance changes and to address other matters. See Section 7.3 – “Interest of Informed Persons in Material Transactions” of this Circular for additional information on the MOA.

Pursuant to the MOA, the Board appointed a new senior management team, consisting of Kay Priestly, CEO; Christopher Bateman, CFO; Brett Salt, Senior Vice President, Strategy and Development; Stewart Beckman, Senior Vice President, Operations and Technology; and Neville Henwood, Senior Vice President, Legal and Corporate Secretary (collectively, the “Current NEOs”). Mr. Henwood’s secondment with the Corporation ended on December 31, 2012.

The new appointees replaced former CEO Robert M. Friedland and former CFO Tony Giardini, who, together with former President John Macken, former Deputy Chairman Peter Meredith and former Executive Vice President Sam Riggall, resigned on April 17, 2012 pursuant to the MOA. Messrs. Friedland, Giardini, Meredith and Macken, together with Steve Garcia, the former Executive Vice President of the Corporation whose employment with the Corporation ceased on November 16, 2012, are collectively referred to as “Former NEOs”.

The compensation paid to the Former NEOs who resigned from their positions was comprised of termination payments pursuant to their respective employment contracts and release agreements described below in Section 4.3 – “Employment and Change of Control Agreements” of this Circular, and were paid in cash. Apart from (i) stock option grants made in November 2012 to Former NEOs to equitably adjust for the dilution to their outstanding stock options which resulted from the rights offering completed by the Corporation in July 2012 (the “2012 Rights Offering”), as required under the terms of the MOA, and (ii) stock options issued to Mr. Meredith in his capacity as Director, no new stock options of the Corporation were awarded to these individuals.

As a result of the board and management changes which occurred in 2012 pursuant to the terms of the MOA, the compensation arrangements for the Corporation’s senior executives changed. The Current NEOs are seconded from the wider Rio Tinto Group pursuant to an agreement between the Corporation and Rio Tinto. Many aspects of the compensation of the Current NEOs reflected in their secondment arrangements, including salary and other benefits, are established pursuant to Rio Tinto policies applied to senior management personnel across the wider Rio Tinto Group. The Corporation has agreed to reimburse Rio Tinto for costs associated with the salaries and benefits of the Current NEOs and, with respect to the CEO and the CFO, has agreed to supplement these compensation arrangements with performance-based medium to long-term incentives in the form of a performance share unit plan (the “PSU Plan”). The purpose of the PSU Plan is to ensure a strong link is established between compensation levels of senior executives and the performance of the Corporation so that the interests of the senior executive team are better aligned with those of the Corporation’s shareholders. See Section 3.5.1 – “Compensation of Current NEOs” of this Circular.

3.2 COMPENSATION PHILOSOPHY AND GOALS

The Board is committed to the transparent presentation of its compensation program. The guiding principles for the Corporation’s executive compensation philosophy, each having approximately an equal level of importance, are as follows:

•	Ensure a strong link between compensation levels and performance in relation to the Corporation’s key short and long-term performance goals;

•	Align the Corporation’s executives’ interests with those of its shareholders;

•	Encourage and reward high performance; and

•	Provide fair, transparent and balanced compensation.

In determining the Corporation’s compensation philosophy, in particular in respect of the new CEO and CFO, the Corporation believes that its compensation policy should reflect the following considerations:

•

A significant portion of each executive’s compensation should be performance-based, assessed against a number of measures that are aligned with the Corporation’s key strategic goals over the short, medium and long term;

•	Performance should be measured on an absolute basis and relative to the Corporation’s peers;

•	The metrics should include broad corporate financial metrics as well as individual and/or corporate measures key to managing risk;

•	Payments of performance-based compensation should be aligned with the period of time over which results are achieved and the related risks are assumed;

•

To create a clear relationship between pay and performance, if performance targets are significantly exceeded, compensation above target levels may be warranted, provided that compensation is similarly reduced in the event that performance is below target. There should be symmetry or balance between the upside and the downside of performance-based compensation;

•

Performance-based compensation should be paid only if the Corporation actually meets or exceeds the measurable performance targets and achievement of performance targets should be a significant component in the vesting of equity-based awards;

•

Variable compensation components should include caps to ensure an appropriate sharing of value between management and shareholders and to limit the incentive to take excessive risks in order to achieve short-term, unsustainable performance;

•

The Board must be allowed to use its informed judgment to alter payouts to ensure that compensation appropriately reflects the performance of the business, and any unexpected circumstances that may arise during the year; and

•

In cases where the performance metrics used militate in favour of a substantial payout, the Board should assess the extent to which the performance may have been favourably impacted by factors outside of management’s control and, in such instances, consider whether any downward adjustments to award levels are warranted.

3.3 COMPENSATION AND BENEFITS COMMITTEE

3.3.1 Role and Composition

The Corporation’s executive compensation program is administered by the Compensation and Benefits Committee. The Compensation and Benefits Committee is currently made up of the following members, all of whom are independent Directors and who, as a whole, have direct experience and skills in executive compensation that enable the Compensation and Benefits Committee to make decisions on the suitability of compensation policies and practices:

•

Mr. Gillin was elected Chair of the Compensation and Benefits Committee in May 2012. He also serves on the compensation committees of three other public companies. Mr. Gillin has significant experience in establishing compensation programs for senior executives.

•	Ms. Hudon served as board chair of a Canadian public university and has broad experience in compensation policies and practices.

•

Ms. Mahler is currently serving on the compensation committee of another public company and has experience developing and negotiating compensation packages for senior executives including fixed salary components and performance-based bonus and equity schemes.

•	Mr. Lenegan served on the compensation committee of an Australian listed public company in 2011 and 2012 and has experience in the development of human resource and compensation systems.

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors of the Corporation. The Compensation and Benefits Committee’s responsibilities include, but are not limited to, the following:

•

Reviewing and approving on an annual basis corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives and setting the CEO’s compensation level based on such evaluation;

•	Determining fees payable to members of any ad hoc committee established by the Board;

•	Reviewing and making recommendations to the Board on an annual basis with respect to the adequacy and form of compensation and benefits of all senior executives and Directors;

•	Administering and making recommendations to the Board with respect to the Corporation’s incentive compensation plans and equity-based plans;

•

Reviewing the recipients, nature and size of share compensation awards and bonuses granted from time to time in compliance with applicable securities laws, stock exchange and other regulatory requirements;

•	Preparing any report relating to compensation as may be required under applicable securities law, stock exchange, and any other regulatory requirements; and

•	Overseeing risk identification and management in relation to compensation policies and practices and reviewing disclosure in that respect.

With respect to the Current NEOs who are Rio Tinto secondees, the role and responsibility of the Compensation and Benefits Committee in establishing their compensation policies was more limited than it otherwise would have been given that elements such as base salary, short-term incentives and employee benefits are set forth in the secondment agreements which were negotiated directly between Rio Tinto and each Current NEO. However, the Compensation and Benefits Committee determined that it was critical to import an equity driven, performance based long-term incentive element to senior executives’ compensation packages, particularly in respect of the new CEO and CFO, which took the form of the PSU Plan adopted by the Board. In addition, in determining whether target thresholds for the payout of short-term incentives established pursuant to the secondment agreements of Rio Tinto secondees had been met, fallen short of or exceeded, the Compensation and Benefits Committee was required to consider a number of factors, including the business environment in which the Corporation operates, individual performance, the achievement of specified objectives and the stage of the Corporation’s development among others. With respect to the Former NEOs, the Compensation and Benefits Committee approved their salaries in effect until their respective dates of termination.

The Compensation and Benefits Committee meets as many times as it deems necessary, but not less frequently than two times per year, to deal with compensation matters. Its recommendations are reviewed and, if deemed appropriate, approved by the Board. In establishing total compensation, the Compensation and Benefits Committee, subject to the limitations discussed above, works with the Corporation’s senior executives to evaluate their performance and consider compensation criteria for their positions. The Committee determines the appropriateness of management’s proposals based on the market data and recommended framework provided by compensation consultants and its own evaluation of the individuals’ past performance.

3.3.2 Management of Risk

In making compensation decisions, the Compensation and Benefits Committee and the Board regularly assess, as part of their respective deliberations, the risks associated with the Corporation’s compensation policies and practices to ensure that the compensation of executives does not encourage them to take inappropriate risks that are reasonably likely to have a material adverse effect on the Corporation. The Board and the Compensation and Benefits Committee have developed certain practices which help them mitigate and manage compensation-related risks.

•

Balanced Compensation Mix. The Corporation’s executive compensation program aims at limiting the incentive to take excessive risks in order to achieve short-term, unsustainable performance. Instead, in assessing performance, the Compensation and Benefits Committee and the Board consider multiple short and long-term factors, including contribution to shareholder value and corporate business objectives and other compliance factors.

•	Performance–Based Incentives. Awards under the PSU Plan are paid out based on a performance period of three years.

•	Benchmarking. Elements of executive compensation are benchmarked against appropriate comparator groups to ensure fairness.

•

Use of Discretion. Compensation decisions are not entirely based on fixed formulas, and the Board and the Compensation and Benefits Committee retain a certain degree discretion when granting short-term and long-term incentive awards in order to ensure that awards granted truly reflect an individual’s performance and contribution.

•

External Compensation Advisor. The Compensation and Benefits Committee uses the services of Mercer (as defined below), a compensation advisor, to assist in designing the executive compensation program.

•

Anti-Hedging Policy. Executives and Directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation.

In fiscal 2012, there were no risks identified by the Board or the Compensation and Benefits Committee in the Corporation’s compensation practices that were reasonably likely to have a material adverse effect on the Corporation.

3.3.3 Outside Consultants

The Compensation and Benefits Committee has the authority to engage an outside advisor for advice and assistance at the expense of the Corporation. Before retaining such advisor, following discussion with the Board, the Committee considers the independence of such advisor, including any independence factors that it is required to consider by applicable securities laws, stock exchanges or any other regulatory requirements. The Compensation and Benefits Committee has the sole authority to determine the terms of engagement and the extent of funding necessary (and to be provided by the Corporation) for payment of compensation to any advisors or other professionals retained to advise the Compensation and Benefits Committee and ordinary administrative expenses of the Compensation and Benefits Committee that are necessary or appropriate in carrying out its duties.

In 2012, the Compensation and Benefits Committee retained Mercer (Canada) Limited (“Mercer”) to examine and make a recommendation for long-term incentive awards for the new CEO and CFO and to establish an expanded peer comparator group for these purposes.

Mercer provides ongoing support to the Compensation and Benefits Committee from time to time in determining compensation for the Corporation’s executive officers. Mercer received retainers between 2007 and 2011 to assess the market competitiveness of executive compensation levels at the Corporation and to provide advice on management proposals for salary increases and awards under the Corporation’s incentive plans. During 2011, Mercer also provided advice in connection with compensation issues related to the transition of the Lead Director to the non-executive Board Chair role and in respect of Director compensation levels.

Mercer has a global relationship with Rio Tinto providing a full range of consulting support including retirement, benefits, and investment consulting and retirement plan administration, as well as human capital and communications consulting.

Although not formally required to do so under its mandate, the Board pre-approves any services, advice or assistance that advisors, such as Mercer, assisting the Board or the Compensation and Benefits Committee on compensation matters provides to the Corporation at the request of management.

Executive Compensation-Related Fees

The following table indicates the compensation received by Mercer and its affiliates in fiscal 2011 and fiscal 2012.

	2011	2012
Executive Compensation-Related Work(1)	C$52,689	C$44,435
All Other Fees(2)	Nil	C$443,899
Total	C$52,689	C$488,334

Notes:

(1)	Fees indicated under the caption “Executive Compensation-Related Work” include all fees received for services related to determining compensation for Directors and executive officers of the Corporation, including services relating to the elaboration and implementation of the PSU Plan.
(2)	Fees indicated under the caption “All Other Fees” represent fees received by Marsh Canada Limited, an affiliate of Mercer, for insurance services in respect of the Corporation’s employee benefit plans.

3.4 BENCHMARKING PRACTICES

The Corporation’s general peer comparator group of companies (“Peer Comparator Group”), which was used to benchmark base salaries, annual incentives and long-term incentives for Former NEOs, has been established by Mercer with input from the Compensation and Benefits Committee and management. The peer group included companies with significant project development activities underway, project developments and/or operations in complex, international locations, and with a market capitalization within a reasonable range of the Corporation’s current market capitalization. The criteria for selection were based on several factors including market capitalization, total assets, revenue, nature of commodity, type of business (including development activities) and complexity of job. These factors are relevant because they reflect aspects of similar businesses, competition for talent and are subject to similar external factors. The comparator organizations detailed below were used to benchmark the Former NEOs total direct compensation for 2012:

Company Name	Market Cap.(1)	Head Office
Newcrest Mining Ltd.	$16,982	Melbourne, Australia
Fortescue Metals Group Ltd.	$14,462	Perth, Australia
Yamana Gold Inc.	$12,867	Toronto, Canada
Anglogold Ashanti Ltd. -ADR	$12,009	Newtown, South Africa
Kinross Gold Corp.	$11,010	Toronto, Canada
First Quantum Minerals Ltd.	$10,436	Vancouver, Canada
Eldorado Gold Corp.	$9,137	Vancouver, Canada
Gold Fields Ltd. -ADR	$9,112	Sandton, South Africa
Randgold Resources Ltd. -ADR	$9,109	St. Helier, Jersey
Agnico-Eagle Mines Ltd.	$9,023	Toronto, Canada
Cameco Corp.	$7,745	Saskatoon, Canada
IAMGold Corp.	$4,288	Toronto, Canada

75th percentile	$12,224
50th percentile	$9,786
25th percentile	$9,088
Average	$10,515

Turquoise Hill Resources Ltd	$7,631	Vancouver, Canada

(1)	Market capitalization (in C$ millions) as at December 31, 2012 (Source: Bloomberg).

The Compensation and Benefits Committee compared the Corporation’s executives to the incumbents in the comparator group that appear to be performing similar job functions. Where market data for the “functional” roles was not available, data was provided on a “ranking” basis (for the ranking match, the top five executives in the comparator organizations are ranked in order of their total cash compensation from highest to lowest).

In 2012, a performance peer comparator group (the “PSU Peer Comparator Group”) was established with the assistance of Mercer consisting of 18 companies that were copper and gold producers with an international focus, a median market capitalization comparable to the Corporation and at least three years of trading history. Relative to these companies, the Corporation was roughly in the middle range with respect to market capitalization. Performance for PSU grants made to the Corporation’s CEO and CFO will be based on the Corporation’s total shareholder return (share price plus reinvested dividends, where applicable) over a three-year period compared to total shareholder return of the PSU Peer Comparator Group for the same period. Provision is made in each PSU grant letter to address situations where a comparator return ceases to exist, or ceases to be relevant, or the Compensation and Benefits Committee otherwise determines in its sole discretion to add or remove a comparator in the PSU Peer Comparator Group. The PSU Peer Comparator Group has also been considered in establishing the business performance score of the STIP portion of the compensation of Current NEOs.

The following table sets out the PSU Peer Comparator Group for the year ended December 31, 2012:

Company Name	Market Cap.(1)	Head Office
Diversified Metals and Mining
Freeport-McMoRan Copper & Gold	$32,469	Phoenix, U.S.A.
Southern Copper Corp.	$32,013	Phoenix, U.S.A.
Antofagasta plc	$20,232	London, U.K.
KGHM Polska Miedz S.A.	$11,687	Lubin, Poland
First Quantum Minerals Ltd.	$10,436	Vancouver, Canada
Kazakhmys plc	$6,316	London, U.K.
Boliden	$4,650	Stockholm, Sweden
Inmet Mining Corp.	$5,134	Toronto, Canada
Lundin Mining Corp.	$2,988	Toronto, Canada
OZ Minerals Ltd.	$2,034	Melbourne, Australia

Gold
Yamana Gold Inc.	$12,867	Toronto, Canada
Anglogold Ashanti Ltd. -ADR	$12,009	Newtown, South Africa
Kinross Gold Corp.	$11,010	Toronto, Canada
Randgold Resources Ltd. -ADR	$9,109	St. Helier, Jersey
Eldorado Gold Corp.	$9,137	Vancouver, Canada
Agnico-Eagle Mines Ltd.	$8,967	Toronto, Canada
IAMGold Corp.	$4,288	Toronto, Canada
New Gold Inc.	$5,240	Vancouver, Canada

75th percentile	$11,929
50th percentile	$9,123
25th percentile	$5,160
Average	$11,144

Turquoise Hill Resources Ltd	$7,631	Vancouver, Canada

(1)	Market capitalization (in C$ millions) as at December 31, 2012 (Source: Bloomberg).

3.5 ELEMENTS OF EXECUTIVE COMPENSATION

3.5.1 Compensation of Current NEOs

The Current NEOs are employed by affiliates of Rio Tinto, and are seconded to the Corporation for periods of time specified in their employment contracts, subject to extension by mutual agreement. Mr. Henwood is also an employee of Rio Tinto and was seconded to the Corporation until December 31, 2012. The new CEO’s secondment was for an initial one-year period ending on March 31, 2013 and was recently extended to April 30, 2014. The new CFO’s secondment is for a two-year period ending on March 31, 2014. The remuneration and benefits of the Current NEOs reflect remuneration policies and practices determined by Rio Tinto’s Remuneration Committee which are applied to senior management personnel across the wider Rio Tinto Group.

The costs of the salary and related benefits of the Current NEOs are charged back to the Corporation and recognized in its financial statements. Other than Mr. Henwood (as explained below), Current NEOs have no other roles or responsibilities within the wider Rio Tinto Group other than the functions they perform on behalf of the Corporation.

Mr. Henwood is General Counsel of Rio Tinto’s Copper Group. During his secondment to the Corporation, Mr. Henwood dedicated the majority of his time to his role as Senior Vice President, Legal and Corporate Secretary of the Corporation while continuing his functions as General Counsel Copper Group on a part time basis. When his secondment ended on December 31, 2012, Mr. Henwood returned to his functions as General

Counsel Copper Group on a full time basis. In order to reflect Mr. Henwood’s time allocation between the Corporation and Rio Tinto’s Copper Group, only 80% of the cost of Mr. Henwood’s compensation for the duration of his secondment was charged back to the Corporation. Consequently, unless otherwise stated, the compensation of Mr. Henwood shown in this section represents the portion actually charged back to the Corporation.

Under Rio Tinto policies, the executive pay and reward framework is designed to provide a total remuneration package that is competitive in the market; aligns total remuneration with individual and short and long-term business performance including long-term shareholder value creation and performance relating to environment, safety and health; strikes an appropriate balance between fixed and variable components; links variable components to the achievement of challenging individual and business performance targets, and ensures the attraction, motivation and retention of the high calibre senior executives required to lead the Corporation.

The executive pay and reward framework has four components:

•	Base salary and benefits;

•	Short-term incentives such as the Rio Tinto Short-Term Incentive Plan (STIP) or performance bonuses;

•	Long-term incentives (LTIP), in the form of the Rio Tinto Long-Term Incentive Plan, or otherwise; and

•	Other remuneration such as post-retirement benefits.

The compensation arrangements of the Current NEOs comprise base salary, STIP (75% of which is paid in cash and the remaining 25% of which is deferred for a period of three years in the form of Rio Tinto shares in respect of the CEO, the CFO and Mr. Henwood) and LTIP components together with other benefits.

Salary

The only fixed portion of compensation for the Current NEOs is the base salary component, with the balance of the compensation contingent generally on the degree to which they meet the pre-established goals and objectives. The base salaries for the Current NEOs are set at a level consistent with market expectations within the wider Rio Tinto remuneration framework and are paid in the form of cash.

Short-Term Incentives

Compensation decisions for short-term incentive awards to Current NEOs for 2012 performance were based on an assessment by the Compensation and Benefits Committee and the Board, in consultation with Rio Tinto, of each Current NEO’s contribution during 2012 and the extent to which certain agreed upon individual and corporate performance measures were achieved. For fiscal 2012, such performance measures combined both objective and subjective measures and included, among others, performance in respect of (i) health, safety and environment assessment, reporting and incident reduction objectives, (ii) financial objectives specific to the business such as project spending for Oyu Tolgoi and share price performance and (iii) the successful completion of special projects undertaken by the business in fiscal 2012 such as the 2012 Rights Offering and other financing initiatives. In assessing whether or not a particular performance measure was achieved, the Board and the Compensation and Benefits Committee retain a considerable degree of discretion. Among other matters, considerable weight was given to the small size of the Corporation’s executive team handling multiple important functions and significant change in the senior management structure of the Corporation.

The threshold, target, maximum and actual STIP awards for the Current NEOs are set forth in the following table:

Executive	Short-term incentive award opportunity (as a % of base salary)
	Threshold	Target	Maximum	Actual
Kay Priestly, CEO	35%	70%	140%	140%
Christopher Bateman, CFO	25%	50%	100%	50%
Stewart Beckman, SVP, Technical & Operations	15%	30%	60%	30%
Neville Henwood, SVP, Legal and Corporate Secretary	25%	50%	50%	50%
Brett Salt, SVP, Strategy & Development	15%	30%	60%	30%

The actual corporate and individual performance scores of each Current NEO for fiscal 2012 and the weight attributed to each component is set forth in the table below. The weightings below reflect Rio Tinto’s STIP policy relative to the role banding of the Current NEOs. The total score is then applied to the applicable STIP opportunity percentage for each Current NEO (set forth in the table above) to determine the amount of the award.

Executive	Corporate Performance Measures		Individual Performance Measures		TOTAL SCORE
	Actual Score	Weighting in Total Award	Actual Score	Weighting in Total Award
Kay Priestly, CEO	139%	70%	120%	30%	133%
Christopher Bateman, CFO	139%	70%	140%	30%	139%
Stewart Beckman, SVP, Technical & Operations	140%	40%	120%	60%	128%
Neville Henwood, SVP, Legal and Corporate Secretary	103%	70%	100%	30%	103%
Brett Salt, SVP, Strategy & Development	140%	40%	118%	60%	127%

Medium and Long-Term Incentives

The Compensation and Benefits Committee in consultation with Mercer and the Rio Tinto Human Resources Group developed the PSU Plan as an equity-linked compensation program in order to more fully align the interests of eligible participants, initially the CEO and CFO, with the interests of shareholders and which was functional within the structure of their secondment arrangements.

The PSU Plan was approved by the Board in March 2013. The Board also approved and ratified in March 2013 grants of performance share units (“PSUs”) in favour of the CEO and CFO, which were approved in principle by the Board in November 2012.

The Board, on the recommendation of the Compensation and Benefits Committee (which administers the PSU Plan), determines and designates from time to time the participants to whom PSUs shall be granted and the provisions and restrictions with respect to each grant, in accordance with the terms and conditions of the PSU Plan, taking into consideration the present and potential contributions of, and the services rendered by, the particular participant in furtherance of the success of the Corporation and any other factors which the Compensation and Benefits Committee deems appropriate and relevant. Each grant of a PSU is evidenced by a grant letter setting out, at the time of the grant, the number of PSUs granted, the performance period, the applicable performance based criteria and resulting multiplier, and such other provisions as may be necessary or appropriate to reflect the terms and conditions of the grant.

Each PSU evidences the right of a holder to receive, on a deferred cash payment basis, a cash payment equal to the fair market value of a Common Share, calculated using the average of the closing prices of the Common Shares on the TSX for the five trading days immediately preceding the last day of the applicable performance period, multiplied by the multiplier resulting from the applicable performance based criteria.

Additional PSUs are credited to the participant if and when distributions (including dividends but excluding stock dividends of Common Shares) are paid on Common Shares.

In the event of a participant’s: (i) retirement, resignation or transfer of employment at the request of a participant to a company within the Rio Tinto group during the performance period, any PSU entitlement shall be reduced on a pro rata basis based on the number of days following the retirement date during the performance period compared to the total number of days in the entire performance period, unless otherwise determined by the Board in its absolute discretion, on the recommendation of the Compensation and Benefits Committee; (ii) termination during a performance period, all PSUs automatically terminate, with no payment being made, unless otherwise determined by the Board in its absolute discretion, on the recommendation of the Compensation and Benefits Committee, in the case of the termination of the employment or services of an employee without cause; (iii) death or transfer of a participant’s employment at the request of Rio Tinto to a company within the Rio Tinto group during a performance period, all outstanding PSUs accelerate and the amount payable to the participant or his or her executors, as the case may be, shall be calculated as of the quarter end before the date of death or transfer if the applicable multiplier is determined, in whole or in part, in reference to the financial statements of the Corporation or any calculation derived therefrom, or the day before the date of death or transfer in any other circumstance; (iv) leave of absence during a performance period, any PSU entitlement shall be reduced pro-rata based on the number of days during which the employee was on leave of absence during the performance period compared to the total number of working days in the entire performance period, unless otherwise determined by the Board in its absolute discretion, on the recommendation of the Compensation and Benefits Committee; and (v) disability, all PSUs continue to vest according to the PSU Plan terms.

In the event of a change of control (as defined in the PSU Plan), all outstanding PSUs accelerate and in lieu of other amounts payable in settlement of PSUs, the participant shall be entitled to receive a cash payment equal to the cash value of its PSUs calculated (i) as of the quarter end before the date of the change of control if the applicable multiplier is determined, in whole or in part, in reference to the financial statements of the Corporation or any calculation derived therefrom, or (ii) the day before the change of control in any other circumstance. Alternatively, PSUs may be converted into a revised number of PSUs credited to the participant, if the Board determines, prior to the change of control, that shares of a successor company, acquiror or any other person are an appropriate substitution for Common Shares, in which case each notional PSU will entitle the holder to receive a cash payment in an amount equal to the fair market value of a substitute share as of the end of the applicable original performance period, multiplied by a deemed multiplier of 100%. In such a case, the PSUs will be settled in cash at the end of the applicable original performance period, subject to acceleration in certain events of termination without cause by the Corporation (including by way of constructive dismissal) prior to the earlier of two years following the change of control and the end of the original performance period.

The PSU Plan further provides that any benefits, rights and PSUs accruing to any participant in accordance with the terms and conditions of the PSU Plan shall not be transferable, in whole or in part, either directly or by operation of law, except by will or by the laws of descent and distribution.

For PSUs granted in respect of fiscal 2012 to the CEO and CFO, the Compensation and Benefits Committee established a performance period of three years commencing in November 2012. The multiplier to apply at the end of such performance period will be determined based on the percentile that the total shareholder return of a Common Share over the performance period represents to the returns of the PSU Peer Comparator Group, in accordance with the following table:

Turquoise Hill Return Compared to Comparator Group Returns	Multiplier
• Performance below the 20th percentile	0%
• Threshold performance at the 20th percentile	50%
• Performance at the median 50th percentile	100%
• Superior performance at the 65th percentile	200%
• Maximum performance at the 80th percentile	250%

Depending on the Corporation’s relative performance at the end of the performance period, the multiplier may range anywhere from 0% to 250%, and will be capped at 100% if the total shareholder return of a Common Share for the performance period is negative. The value of PSUs awarded is equal to 100% of the STIP amount for the CEO and 50% of the STIP amount for the CFO.

Under applicable Rio Tinto Group policy, Current NEOs, because they are secondees of Rio Tinto, are not entitled to participate in the Corporation’s Equity Incentive Plan given their entitlements under Rio Tinto LTIP programs.

Under the Rio Tinto LTIP, the Current NEOs are entitled to receive equity-based incentive awards as determined by the Rio Tinto Remuneration Committee. All Current NEOs have been granted awards under the Rio Tinto LTIP in respect of fiscal 2012 in connection with their respective roles with the Corporation, which awards have vesting conditions. Generally, the value of such awards will only be charged back to the Corporation upon being exercised by their holder. As a result, the compensation of the Current NEOs does not include the value of the awards granted under the Rio Tinto LTIP in respect of fiscal 2012.

Benefits and Perquisites

Under the terms of the secondment agreements and international arrangements with Rio Tinto, Current NEOs who are currently seconded by Rio Tinto are entitled to employment benefits including participation in Rio Tinto retirement and pension plans, health and welfare programs, group insurance coverage, housing, car and education allowances, per diem entitlements and related benefits. In addition, Current NEOs are subject to tax equalisation in respect of taxes payable on income from salary, STIP, LTIP, pay in lieu of vacation and benefits in kind received during the course of their secondment, under which taxes actually deducted and paid by the Current NEO on the basis of the taxation laws of the Current NEO’s home country are reconciled against taxes that should have been paid under such laws for the relevant period. Current NEOs are entitled to expatriate tax services provided by Rio Tinto which are charged back to the Corporation.

3.5.2 Compensation of Former NEOs

Salary

Salary for Former NEOs for 2012, which was applicable during their respective periods of employment, were determined based on the Compensation and Benefits Committee’s and the Board’s assessment of factors such as the individual’s performance and contributions, improvements in job proficiency, retention risks and concerns, succession requirements, and compensation changes in the market. Salary for each Former NEO for 2012 was generally positioned in the 50th and in the 75th percentile of the Peer Comparator Group.

Short-Term Incentives

Former NEOs were eligible to receive bonus awards in accordance with the Corporation’s remuneration policies. Prior to the Board and management changes that were implemented pursuant to the MOA, bonus awards were earned for both individual and corporate performance. In certain years, annual bonus awards were more formalized based on an allocation of corporate, business unit and individual performance while in other years, specific compensation related goals and metrics were not established and bonus decisions were based on a subjective discretionary assessment of corporate and individual performance and of retention considerations by the Compensation and Benefits Committee.

In respect of fiscal 2012, no bonus awards were granted to Former NEOs (except for Mr. Garcia, as detailed below) in light of their respective resignation from the Corporation.

Until the completion of his agreement on November 16, 2012, Mr. Garcia provided services as Executive Vice President of the Corporation pursuant to an executive personnel services agreement, as amended, made between the Corporation and a services corporation. Such services agreement provided that the services corporation would receive a cash bonus of US$1 million upon the principal construction contractor at the Oyu Tolgoi project receiving its completion fee for substantial completion of the Oyu Tolgoi plant construction (the “Completion Bonus”), provided Mr. Garcia’s services had not been terminated at the election of the services corporation at such completion date. Had the Corporation terminated its services arrangement with Mr. Garcia’s services corporation for any reason other than cause, the Completion Bonus would have also become payable. The Compensation and Benefits Committee recommended this arrangement as a more appropriate manner of incentivizing Mr. Garcia to continue to provide his very important services in the construction of the project, recognizing that his role was not expected to be of a long-term duration and that, accordingly, this bonus arrangement was more appropriate than a grant of long-term incentives in the form of stock options. In accordance with the services agreement, the Completion Bonus was paid by the Corporation in November 2012.

Medium and Long-Term Incentives

Former NEOs were eligible during the period of their employment to participate in each of the three components of the Equity Incentive Plan: Option Plan, Bonus Plan and Share Purchase Plan. The Equity Incentive Plan is described in Section 3.5.3 – “Equity Incentive Plan” of this Circular.

All incentive stock options issued under the Option Plan component of the Equity Incentive Plan prior to the 2012 Rights Offering, including those issued to Former NEOs, were adjusted to ensure that holders of such options retained an equivalent entitlement underlying their options after the completion of the 2012 Rights Offering as what such holders enjoyed prior to such offering as a result of the dilutive issuance of Common Shares. The value of these anti-dilution grants is reflected in the Summary Compensation Table set forth in Section 4.1 of this Circular. No other options were granted to the Former NEOs in respect of fiscal 2012, except for stock options issued to Mr. Meredith in his capacity as Director.

In addition, each of Messrs. Macken, Meredith, Giardini and Garcia participated in the Share Purchase Plan component of the Equity Incentive Plan in fiscal 2012. Amounts contributed by the Corporation in favour of those three Former NEOs are reflected in the Summary Compensation Table set forth in Section 4.1 of this Circular.

None of the Former NEOs participated in the Bonus Plan component of the Equity Incentive Plan in fiscal 2012.

3.5.3 Equity Incentive Plan

The Equity Incentive Plan is intended to secure for the Corporation and its shareholders the benefits of incentive inherent in share ownership by the employees and Directors of the Corporation and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. The Corporation’s shareholders have approved the Equity Incentive Plan and all amendments thereto. The following information is at March 22, 2013:

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Other Rights(1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Other Rights (C$)(1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by Security holders	15,287,752	$30.96	50,077,037
Equity compensation plans not approved by Security holders	Nil	Nil	—

Total	15,287,752	$30.96	50,077,037

(1)	Excludes options issuable pursuant to the exercise by Rio Tinto of its anti-dilution rights under the MOA.

The Equity Incentive Plan has three components: an Option Plan, which provides for the grant to eligible participants of incentive stock options exercisable to purchase Common Shares; a Bonus Plan, which provides for awards of newly-issued Common Shares to eligible participants as and when determined to be warranted on the basis of past performance; and a Share Purchase Plan, under which eligible participants have the opportunity to purchase Common Shares through payroll deductions which are supplemented by Corporation contributions.

The eligible participants in the Equity Incentive Plan include Directors of the Corporation or any affiliate, any full-time and part-time employees (including officers) of the Corporation or any affiliate thereof, and persons or companies engaged by the Corporation or an affiliate to provide services for an initial, renewable or extended period of 12 months or more are eligible for participation in the Equity Incentive Plan, all as determined by the Board.

The Equity Incentive Plan is administered by the Compensation and Benefits Committee. The principal terms and conditions of the Equity Incentive Plan are summarized in Schedule “A” to this Circular.

Pursuant to the MOA, the Corporation may not, without obtaining the prior written consent of RTIH, issue any equity incentive securities or equity compensation securities in favour of any Directors, officers, employees or service providers of the Corporation or its subsidiaries, other than the issuance of Common Shares upon the exercise of outstanding stock options previously granted under the Equity Incentive Plan.

Securities Issued and Unissued under the Equity Incentive Plan

There are 1,005,622,903 Common Shares issued and outstanding as at March 22, 2013. The aggregate number of Common Shares which may be reserved for issuance under the Equity Incentive Plan (together with all other securities-based compensation arrangements of the Corporation in effect from time to time) shall not exceed 6.5% of the Common Shares outstanding from time to time, or 65,365,489 Common Shares. The Common Shares authorized for issuance under the Equity Incentive Plan have been issued or reserved for issuance as follows:

	Number of Common Shares	% of Issued and Outstanding Common Shares
Common Shares issuable upon exercise of outstanding options under Option Plan	15,287,752	1.52%
Common Shares remaining available for issuance in respect of future option grants under Option Plan(1)	44,577,737	4.43%
Common Shares previously issued pursuant to Share Purchase Plan	843,564	0.1%
Common Shares remaining available for issuance in respect of future purchases under Share Purchase Plan(1)	156,436	0.0%
Common Shares previously issued pursuant to Bonus Plan	3,460,991	0.3%
Common Shares remaining available for issuance in respect of future awards under Bonus Plan	1,039,009	0.1%
Total number of Common Shares reserved for issuance under Equity Incentive Plan	65,365,489	6.5%
Total number of Common Shares remaining available for future issuances under Equity Incentive Plan	50,077,037	5.0%

(1)	Does not include Common Shares available for issuance in respect of future awards under the Bonus Plan which may be used for grants under the Option Plan and Share Purchase Plan.

3.5.4 Pension Plans

The Corporation does not presently provide any defined benefit or defined contribution pension plan to its Directors, executive officers or employees other than Rio Tinto pension plans benefiting Current NEOs.

3.5.5 Other Compensation Policies

Under the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy, NEOs and Directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or Director.

At this stage, the Corporation does not have a policy to recoup or claw back incentive compensation based on achieving performance targets that were later restated by the Corporation.

3.6 PERFORMANCE GRAPH

The following graph and table compares the cumulative shareholder return on a C$100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from December 31, 2007 to December 31, 2012.

In 2008, 2011 and 2012, the Corporation’s share price performance has trended downwards, and in the other years shown in the chart above the Corporation’s share price performance has trended upwards. Over this period total compensation has generally increased in response to both competitive and retention demands and market benchmarking. The value of long-term incentive compensation in the form of stock options is influenced by the Corporation’s share price performance.

SECTION 4 - COMPENSATION DISCLOSURE FOR NAMED EXECUTIVE OFFICERS

4.1 SUMMARY COMPENSATION TABLE

The following executive compensation disclosure is provided as at December 31, 2012, December 31, 2011 and December 31, 2010, in respect of the Named Executive Officers.

Name and Principal Position	Year	Salary (US$)		Share- Based Awards (US$)(1)	Option- Based Awards (US$)(2)(3)	Non-Equity Incentive Plan Compensation			Pension Value (US$)(4)	All Other Compensation (US$)(5)		Total Compensation (US$)
						Annual Incentive Plans (US$)		Long- Term Incentive Plans (US$)
Kay Priestly(6) Chief Executive Officer	2012	$354,167		$464,436	n/a	$697,450	(7)	n/a	$118,495	$415,838	(8)	$2,050,386	(9)
	2011	n/a		n/a	n/a	n/a		n/a	n/a	n/a		n/a
	2010	n/a		n/a	n/a	n/a		n/a	n/a	n/a		n/a

Christopher Bateman(10)	2012	$200,000		$103,740	n/a	$139,090	(7)	n/a	$12,000	$454,728	(11)	$909,558	(9)
Chief Financial Officer	2011	n/a		n/a	n/a	n/a		n/a	n/a	n/a		n/a
	2010	n/a		n/a	n/a	n/a		n/a	n/a	n/a		n/a

Stewart Beckman(10)	2012	$200,686		n/a	n/a	$77,064		n/a	$37,179	$466,854	(12)	$781,783	(9)
Senior Vice President Operations and Development	2011	n/a		n/a	n/a	n/a		n/a	n/a	n/a		n/a
	2010	n/a		n/a	n/a	n/a		n/a	n/a	n/a		n/a

Neville Henwood(13)	2012	$196,012		n/a	n/a	$98,529	(7)	n/a	$17,567	$261,818	(14)	$573,926	(9)
Senior Vice President Legal and Corporate Secretary	2011	n/a		n/a	n/a	n/a		n/a	n/a	n/a		n/a
	2010	n/a		n/a	n/a	n/a		n/a	n/a	n/a		n/a

Brett Salt(10) Senior Vice President Strategy and Development	2012	$166,914		n/a	n/a	$63,494		n/a	$71,410	$170,470	(15)	$472,288	(9)
	2011	n/a		n/a	n/a	n/a		n/a	n/a	n/a		n/a
	2010	n/a		n/a	n/a	n/a		n/a	n/a	n/a		n/a

Robert M. Friedland(16)(17) Former Chief Executive Officer	2012	$262,500		Nil	$262,353	Nil		Nil	Nil	$650,000	(18)	$1,174,853	(16)(19)
	2011	$900,000		Nil	$10,883,271	$930,000		Nil	Nil	Nil		$12,713,271	(16)(19)
	2010	Nil		$6,624,338	Nil	Nil		Nil	Nil	$3,390,665		$10,015,003	(16)(19)

Tony Giardini(17) Former Chief Financial Officer	2012	$123,696	(20)	Nil	$106,810	Nil		Nil	Nil	$2,391,294	(21)	$2,621,800	(22)
	2011	$455,018	(20)	Nil	$5,753,453	$444,849		Nil	Nil	$17,718	(21)	$6,671,038	(22)
	2010	$399,914	(20)	$1,815,068	$115,802	$378,663		Nil	Nil	$15,656	(21)	$2,725,103	(22)

John Macken(17) Former President	2012	$269,423		Nil	$1,622,532	Nil		Nil	Nil	$6,982,720	(23)	$8,874,675	(24)
	2011	$800,000		Nil	$21,954,755	$830,000		Nil	Nil	$30,897	(23)	$23,615,652	(19)(24)
	2010	$714,000		$6,624,338	$185,869	$800,000		Nil	Nil	$30,826	(23)	$8,355,033	(19)(24)

Peter Meredith(17)(25) Former Deputy Chairman	2012	$184,831		Nil	$692,903	Nil		Nil	Nil	$6,384,461	(26)(27)	$7,262,195	(28)
	2011	$665,992		Nil	$12,645,373	$830,000		Nil	Nil	$54,895	(26)	$14,196,260	(28)
	2010	$647,550		$6,624,338	$531,053	$848,547		Nil	Nil	$39,084	(26)	$8,690,572	(28)

Steve Garcia(29) Former Executive Vice-President	2012	$448,864		Nil	$238,558	$1,000,000		Nil	Nil	$156,588	(30)	$1,844,010	(16)
	2011	$450,000		Nil	$3,144,595	$440,000		Nil	Nil	$171,245	(30)	$4,205,840	(16)
	2010	$450,000		$1,748,825	Nil	$440,000		Nil	Nil	$316,504	(30)	$2,955,329	(16)

Notes:

(1)	Share-based awards consist of special recognition awards and bonus shares granted to the Former NEOs and PSUs granted under the PSU Plan to the current CEO and CFO. The Corporation used the closing TSX share price as at the grant date for determining fair value of share-based awards except for PSUs, in respect of which the value was based, for the 2012 year, on the five-day weighted average trading price (“VWAP”) of the Common Shares for the period ending November 15, 2012, being C$8.00. For subsequent years, the value will be based on the five-day VWAP ending on February 28 of the relevant year. All awards have been granted in Canadian dollars and, for reporting purposes, their value has been converted into U.S. dollars using the Bank of Canada’s noon rate as of the grant date or, for PSUs, the Bank of Canada’s noon rate as of the last day of the five-day VWAP period. The average annual noon exchange rate for 2010 was US$1.00/C$1.03, for 2011 was US$1.00/C$0.99 and for 2012 was US$1.00/C$1.00.
(2)	The Corporation uses the Black-Scholes option-pricing model for determining fair value of stock options issued as at the grant date. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted is derived from employee exercise and post-vesting employment termination behaviour. Expected volatility is based on the historical volatility of the Corporation’s stock. These estimates involve inherent uncertainties and the application of management judgment. While actual assumptions used vary with individual grants, certain annual weighted average assumptions for overall annual option grants to its employees, officers and Directors by the Corporation are: expected risk-free interest net of 1.09% (2012), 1.66% (2011) and 2.42% (2010); expected life of 0.9 years (2012), 3.0 years (2011) and 3.6 years (2010); expected volatility factor of 39% (2012), 65% (2011) and 77% (2010); and expected dividend yield of nil (2012, 2011 and 2010). All option-based awards have been granted in Canadian dollars and their value has been converted into U.S. dollars using the Bank of Canada’s noon rate as of the grant date. The average annual noon exchange rate for 2010 was US$1.00/C$1.03, for 2011 was US$1.00/C$0.99 and for 2012 was US$1.00/C$1.00.
(3)	All amounts shown in this column in respect of 2012 correspond to (i) the anti-dilution grants of options under the Equity Incentive Plan made pursuant to the 2012 Rights Offering; (ii) the grant of options of SouthGobi to Messrs. Macken, Meredith and Giardini in March 2012; and (iii) the grant of options of the Corporation to Mr. Meredith, in his capacity as Director in June 2012.
(4)	The Corporation does not presently have a pension plan for any of its executive officers, including its NEOs. Pension benefits to which Current NEOs are entitled are set forth in the secondment agreements with Rio Tinto, the proportionate cost of which is charged back to the Corporation.
(5)	Compensation that has been paid in currency other than U.S. dollars has been converted in Canadian dollars, for reporting purposes, at the Bank of Canada average annual noon exchange rate for 2012 (US$1.00/C$1.00), 2011 (US$1.00/C$0.99) and 2010 (US$1.00/C$1.03).
(6)	Ms. Priestly was appointed as interim CEO on April 18, 2012 and as CEO on May 1, 2012.
(7)	75% of the STIP award of Ms. Priestly, Mr. Bateman and Mr. Henwood is paid in cash and the remaining 25% is deferred for a period of three years in the form of Rio Tinto shares.
(8)	Includes: $39,738 in fees earned as a Director of the Corporation (paid directly to Rio Tinto in accordance with Rio Tinto corporate policy), housing allowance of $60,075, car allowance of $7,096, tax gross-ups on allowances of $232,425, reimbursement of relocation costs of $24,844, subsistance allowance of $7,071, reimbursement of commuter costs of $19,939 and other perquisites such as medical and life insurance benefits, foreign tax reimbursement, and international tax services.
(9)	Except for share-based awards (PSUs) granted by the Corporation and tax gross-ups on allowances included in “All Other Compensation” which are paid by the Corporation directly to the Canada Revenue Agency, all compensation has been paid by Rio Tinto under the secondment arrangements described in Section 3.5 – “Elements of Executive Compensation” of this Circular and charged back by Rio Tinto to the Corporation.
(10)	Messrs. Bateman, Beckman and Salt were appointed to their respective positions on May 1, 2012.
(11)	Includes: housing allowance of $81,773, car allowance of $9,367, education allowance of $44,513, tax gross-ups on allowances of $217,866, reimbursement of relocation costs of $65,455, living allowance of $11,763 and other perquisites such as medical and life insurance benefits, foreign tax reimbursement, international tax services and parking fees.
(12)	Includes: housing allowance of $34,292, car allowance of $19,747, education allowance of $67,486, tax gross-ups on allowances of $213,942, reimbursement of relocation costs of $73,995, home leave amount of $46,606 and other perquisites such as medical and life insurance benefits, international tax services and parking fees.
(13)	Mr. Henwood was appointed on May 1, 2012 and his secondment ended on December 31, 2012. As described in Section 3.5.1 – “Compensation of Current NEOs” of this Circular, the compensation shown in respect of Mr. Henwood in this table represents 80% of the compensation he actually received during his secondment period.

(14)	Includes: housing allowance of $48,896, car allowance of $5,406, education allowance of $46,353, tax gross-ups on allowances of $147,363, reimbursement of relocation costs of $69,372 and other perquisites such as medical and life insurance benefits, international tax services and parking fees.
(15)	Includes: housing allowance of $43,696, car allowance of $6,945, tax gross-ups on allowances of $82,676, reimbursement of relocation costs of $13,646, home leave amount of $10,902 and other perquisites such as medical and life insurance benefits, foreign tax reimbursement, international tax services and parking fees.
(16)	All compensation provided by the Corporation.
(17)	Pursuant to the MOA, Messrs. Friedland, Macken, Meredith and Giardini resigned on April 17, 2012.
(18)	This amount represents the termination benefits to which Mr. Friedland became entitled following his resignation as CEO on April 17, 2012. See Section 4.3 – “Employment and Change of Control Agreements” of this Circular.
(19)	Mr. Macken and Mr. Friedland were Directors until their resignations on February 8, 2011 and April 17, 2012, respectively. Pursuant to the Corporation’s policies regarding executive Directors in effect at that time, they received no compensation from the Corporation for acting as a Director and no portion of the Total Compensation disclosed above was received by them for acting as a Director.
(20)	Mr. Giardini’s salary was payable in Canadian dollars. The U.S. dollar equivalent of Mr. Giardini’s salary was obtained by dividing his Canadian dollar salary by the Bank of Canada average noon exchange rate for each year, being US$1.00/C$1.00 for 2012, US$1.00/C$0.99 for 2011, and by US$1.00/C$1.03 for 2010.
(21)	Includes: (i) in 2012, resignation benefits of $2,299,054, life insurance premiums of $917, vacation payout of $85,034, and share purchase plan amounts of $6,289; (ii) in 2011, life insurance premiums of $2,148 and share purchase plan amounts of $15,570; and (iii) in 2010, life insurance premiums of $2,063 and share purchase plan amounts of $13,593.
(22)	SouthGobi provided the following: (i) in 2012, $29,249 of $106,810 option-based awards and $29,249 of $2,621,800 total compensation; (ii) in 2011, $100,106 of $5,753,453 option-based awards and $100,106 of $6,671,038 total compensation; and (iii) in 2010, $115,802 of $115,802 option-based awards and $115,802 of $2,725,103 total compensation.
(23)	Includes: (i) in 2012, resignation benefits of $6,827,594, life insurance premiums of $965, vacation payout of $144,731 and share purchase plan amounts of $9,430; (ii) in 2011, life insurance premiums of $2,897 and share purchase plan amounts of $28,000; and (iii) in 2010, life insurance premiums of $5,836 and share purchase plan amounts of $24,990.
(24)	SouthGobi provided the following: (i) in 2012, $40,901 of $1,617,784 of option-based awards and $40,901 of $8,874,675 of total compensation; (ii) in 2011, $166,998 of $21,954,755 option-based awards and $166,998 of $23,615,652 of total compensation; and (iii) in 2010, $185,869 of $185,869 option-based awards and $185,869 of $8,355,033 of total compensation.
(25)	Until his resignation as Deputy Chairman on April 17, 2012, Mr. Meredith was an executive Director and, in accordance with the Corporation’s policies regarding executive Directors in effect at that time, did not receive any compensation from the Corporation for acting as Director. Since his resignation as Deputy Chairman on April 17, 2012, Mr. Meredith is a non-independent Director and is, in accordance with the Corporation’s current policies, entitled to receive Director fees.
(26)	In 2012: (i) the Corporation provided resignation benefits of $6,170,468, life insurance premiums of $2,898, directors fees of $107,321, vacation payout of $82,686, and share purchase plan amounts of $10,544 and (ii) SouthGobi provided share purchase plan amounts of $10,544. In 2011: (i) the Corporation provided life insurance premiums of $12,281 and share purchase plan amounts of $27,620 and (ii) SouthGobi provided life insurance premiums of $1,335 and share purchase plan amounts of $13,660. In 2010: the Corporation provided life insurance premiums of $14,011 and share purchase plan amounts of $25,073.
(27)	Includes $107,321 received in fees earned as a non-independent Director of the Corporation.
(28)	Mr. Meredith’s salary was set by the Corporation but was allocated among the Corporation and SouthGobi. SouthGobi provided in 2012: $5,596 of $184,831 salary, $70,115 of $692,903 option-based awards, $10,544 of $6,384,461 other compensation and $86,255 of $7,262,195 total compensation; in 2011: $65,330 of $665,992 salary, $286,282 of $12,645,373 option-based awards, $14,995 of $54,895 other compensation, and $366,607 of $14,196,260 total compensation; in 2010: $98,352 of $647,550 of salary, $531,053 of $531,053 option-based awards, $48,547 of $848,547 annual incentive plans and $677,952 of $8,690,572 of total compensation.
(29)	Mr. Garcia ceased to be an employee of the Corporation on November 16, 2012.
(30)	Includes: (i) in 2012, life insurance premiums of $2,897, share purchase plan amounts of $15,710, income and social taxes of $115,914 and housing allowance amounts of $22,067; (ii) in 2011, life insurance premiums of $2,897, share purchase plan amounts of $15,750, income and social taxes of $113,993 and housing allowance amounts of $38,605; (iii) in 2010, life insurance premiums of $2,897, share purchase plan amounts of $15,750, income and social taxes of $128,481, housing allowance amounts of $150,195 and car lease payments of $19,181.

4.2 OPTION-BASED AND SHARE-BASED AWARDS

4.2.1 Outstanding Option-Based and Share-Based Awards

The following table sets forth information with respect to the NEOs concerning unexercised options and PSUs held as at December 31, 2012.

	Option-Based Awards					Share-Based Awards
Name	Issuer of Option-Based Award	Number of Securities Underlying Unexercised Options	Option Exercise Price (US$ /Option)(1)	Option Expiration Date	Value of Unexercised in-the- Money Options (US$)(2)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share- Based Awards that have not Vested (US$)(3)	Market or Payout Value of vested Share- Based Awards not paid out or distributed (US$)

Kay Priestly(4)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil	Nil	58,200	$446,788	Nil

Christopher Bateman(4)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil	Nil	13,000	$99,798	Nil

Stewart Beckman(4)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Neville Henwood(4)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Brett Salt(4)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Robert M. Friedland(5)	Turquoise Hill Resources Ltd	1,163,592	$8.28	04/17/13	Nil	Nil	Nil	Nil
	Turquoise Hill Resources Ltd.	290,897	$13.90	04/17/13	Nil	Nil	Nil	Nil
	Turquoise Hill Resources Ltd.	404,986	$28.11	04/17/13	Nil	Nil	Nil	Nil
	Turquoise Hill Resources Ltd.	539,981	$21.66	04/17/13	Nil	Nil	Nil	Nil

John Macken(5)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil

	Option-Based Awards					Share-Based Awards
Name	Issuer of Option-Based Award	Number of Securities Underlying Unexercised Options	Option Exercise Price (US$ /Option)(1)	Option Expiration Date	Value of Unexercised in-the- Money Options (US$)(2)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share- Based Awards that have not Vested (US$)(3)	Market or Payout Value of vested Share- Based Awards not paid out or distributed (US$)

Peter Meredith(5)	Turquoise Hill Resources Ltd.	38,784	$9.83	03/27/13	Nil	Nil	Nil	Nil
	Turquoise Hill Resources Ltd.	38,784	$8.43	09/22/13	Nil	Nil	Nil	Nil
	Turquoise Hill Resources Ltd.	77,571	$8.28	05/08/16	Nil	Nil	Nil	Nil
	Turquoise Hill Resources Ltd.	77,571	$13.90	10/09/16	Nil	Nil	Nil	Nil
	Turquoise Hill Resources Ltd.	40,498	$28.11	01/31/18	Nil	Nil	Nil	Nil
	Turquoise Hill Resources Ltd.	30,000	$9.85	06/28/17	Nil	Nil	Nil	Nil
	SouthGobi Resources Ltd.	100,000	$15.22	03/03/13	Nil	Nil	Nil	Nil
	SouthGobi Resources Ltd.	75,000	$5.15	03/03/13	Nil	Nil	Nil	Nil
	SouthGobi Resources Ltd.	75,000	$13.12	03/03/13	Nil	Nil	Nil	Nil
	SouthGobi Resources Ltd.	100,000	$12.71	03/03/13	Nil	Nil	Nil	Nil
	SouthGobi Resources Ltd.	60,000	$9.53	03/03/13	Nil	Nil	Nil	Nil
	SouthGobi Resources Ltd.	30,000	$6.22	03/03/13	Nil	Nil	Nil	Nil

Tony Giardini(5)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Steve Garcia(6)	Turquoise Hill Resources Ltd.	48,870	$9.83	03/27/13	Nil	Nil	Nil	Nil
	Turquoise Hill Resources Ltd.	87,269	$8.43	05/16/13	Nil	Nil	Nil	Nil
	Turquoise Hill Resources Ltd.	29,089	$13.85	05/16/13	Nil	Nil	Nil	Nil
	Turquoise Hill Resources Ltd.	87,269	$2.85	05/16/13	$419,284	Nil	Nil	Nil
	Turquoise Hill Resources Ltd.	87,269	$13.90	05/16/13	Nil	Nil	Nil	Nil
	Turquoise Hill Resources Ltd.	40,498	$28.11	05/16/13	Nil	Nil	Nil	Nil

Notes:

(1)	The exercise price is set in Canadian dollars and has been converted from Canadian dollars into U.S. dollars at the Bank of Canada noon rate on December 31, 2012 (US$1.00/C$0.99).
(2)	The “Value of Unexercised in-the-Money Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 31, 2012 (C$7.60) or the closing price of the common shares of SouthGobi on the TSX on December 31, 2012 (C$2.05), and the exercise price of the options. This amount has been converted from C$ to US$ at the Bank of Canada noon rate on December 31, 2012 (US$1.00/C$0.99).
(3)	The “Market or Payout Value of Share-Based Awards that have not Vested” is determined at target (100%) by multiplying the number of PSUs held as at December 31, 2012, by the closing price of the Common Shares on the TSX on December 31, 2012 (C$7.60). At minimum vesting (0%), the PSUs granted to Ms. Priestly and M. Bateman would have payout values of $0. At maximum vesting (250%), the PSUs granted to Ms. Priestly and M. Bateman would have payout values of $1,116,970 and $294,495, respectively. These amounts have been converted from C$ to US$ at the Bank of Canada noon rate on December 31, 2012 (US$1.00/C$0.99). All PSUs have a three year vesting period and vest based on the percentile that the Corporation’s shareholder return represents to the returns of the PSU Peer Comparator Group. See Section 3.5.1 – “Compensation of Current NEOs” of this Circular.
(4)	In accordance with Rio Tinto corporate policy, individuals who are employees of Rio Tinto (seconded or otherwise) are not permitted to receive options to purchase Common Shares or shares of the Corporation’s subsidiaries.
(5)	Pursuant to the MOA, Messrs. Friedland, Macken, Meredith and Giardini resigned on April 17, 2012.
(6)	Mr. Garcia ceased to be an employee of the Corporation on November 16, 2012.

4.2.2 Incentive Plan Awards – Value Vested or Earned During 2012

The following table shows the value of incentive plan awards that vested or were earned for each NEO for fiscal 2012. All awards that vested or earned by NEOs during fiscal 2012 were granted by the Corporation.

Name	Issuer of Option-Based Award	Option-Based Awards – Value Vested During the Year (US$)(1)	Share-Based Awards – Value Vested During the Year (US$)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)

Kay Priestly(3)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil

Christopher Bateman(3)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil

Stewart Beckman(3)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil

Neville Henwood(3)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil

Brett Salt(3)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil

Robert M. Friedland(4)	Turquoise Hill Resources Ltd.	$435,113	Nil	Nil

John Macken(4)	Turquoise Hill Resources Ltd.	$3,595,185	$560,558	Nil

Peter Meredith(4)	Turquoise Hill Resources Ltd.	$1,302,412	$560,558	Nil

Tony Giardini(4)	Turquoise Hill Resources Ltd.	$348,184	$153,593	Nil

Steve Garcia(5)	Turquoise Hill Resources Ltd.	$445,838	$148,192	Nil

Notes:

(1)	The “Option-Based Awards – Value Vested During the Year” amounts are calculated on the basis of the difference between the closing price of the Common Shares on the TSX on the date of vesting and the exercise price of the options. These amounts have been converted from C$ to US$ at the Bank of Canada noon rate on the date of vesting. The average annual noon exchange rate for 2012 was US$1.00/C$1.00.
(2)	The “Share-Based Awards – Value Vested During the Year” amounts are calculated on the basis of the closing price of the Common Shares on the TSX on the date of vesting. This amount has been converted from C$ to US$ at the Bank of Canada noon rate on the date of vesting. The average annual noon exchange rate for 2012 was US$1.00/C$1.00.
(3)	In accordance with Rio Tinto corporate policy, individuals who are employees of Rio Tinto (seconded or otherwise) are not permitted to receive options to purchase Common Shares.
(4)	Pursuant to the MOA, Messrs. Friedland, Macken, Meredith and Giardini resigned on April 17, 2012.
(5)	Mr. Garcia ceased to be an employee of the Corporation on November 16, 2012.

4.3 EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

4.3.1 Secondees of Rio Tinto

All Current NEOs have entered into employment agreements (the “Employment Agreements”) pursuant to which they receive a base salary, short-term incentives, long-term incentives, benefits and other remuneration such as post-retirement benefits. The costs of such salary and related benefits is charged back to the Corporation.

The Employment Agreements have an indefinite term. The Current NEO may terminate his employment at any time by giving Rio Tinto a three-month notice in writing (six months for Ms. Priestly). In addition, Rio Tinto may terminate such Current NEOs employment either: (i) for cause, without notice or severance or (ii) without cause, upon giving the Current NEO a six-month notice (12 months for Ms. Priestly) or paying such Current NEO an amount equal to six months base salary. Other remuneration components and benefits would not be continued. Each Employment Agreement also contains non-competition and non-solicitation agreements in the event of a termination.

If the termination is the result of a severance, then Rio Tinto’s local severance policies apply. Such policies provide that the following benefits will be payable in the event of a termination resulting from a severance:

•	Payment of salary in lieu of notice:

•

For UK-based Current NEOs, this amount corresponds to the greater of the contractual notice set forth in the Employment Agreement or the statutory requirement calculated as one week per year of service;

•	For Australia-based Current NEOs, this amount corresponds to the notice set forth in the Employment Agreement plus an additional 3 months notice paid in lieu; and

•	For US-based Current NEOs, this amount corresponds to the notice set forth in the Employment Agreement.

•

Payment of an ex-gratia severance payment, which is discretionary and calculated based on each jurisdiction’s policy and includes any statutory severance payments required by the laws of the Current NEO’s home jurisdiction;

•

Payment of short-term incentive awards to which the Current NEO would be entitled for the performance year based on actual business and individual performance. In the case of a partial year, such award will be calculated based on the duration of the performance year such Current NEO was employed (prorated assuming on-target business performance and an actual assessment of individual performance in the performance year) or, if not possible, based on an on-target assessment;

•	All long-term incentives will be treated in accordance with Rio Tinto’s plans in each of the Current NEO’s home jurisdiction; and

•	Defined benefit pension plan participants will be paid their resignation benefits and defined contribution plan participants will be paid their account balance.

The treatment of the PSUs granted to the CEO and the CFO under the PSU Plan in the case of termination, retirement, change of control and other similar situations is detailed in Section 3.5.1 – “Compensation of Current NEOs” of this Circular.

4.3.2 Former NEOs

Robert M. Friedland – Former CEO

Mr. Friedland served as Executive Chairman of the Corporation until May 2011 and as its Chief Executive Officer from October 2010 until April 2012. Mr. Friedland resigned as a Director and Chief Executive Officer of the Corporation as of April 17, 2012, and concurrent therewith, the Corporation and Mr. Friedland entered into a separation agreement (the “RMF Separation Agreement”) to govern their respective rights and obligations following his resignation.

Pursuant to the RMF Separation Agreement, as of December 31, 2012, Mr. Friedland had received (i) a lump sum payment of approximately US$650,000; and (ii) the early vesting of 768,658 unvested options to purchase Common Shares, which vesting was initially subject to the approval of the termination benefits resolution by the shareholders of Ivanhoe Australia, which was required in connection with such payments under Australian law and received at the annual general meeting of Ivanhoe Australia on May 29, 2012. Mr. Friedland continues to hold the 2,399,456 options to purchase Common Shares, certain of which were subject to early vesting under the terms of the RMF Separation Agreement. Those options have a fair market value of nil as at December 31, 2012 and expire on April 17, 2013.

John Macken – Former President

Prior to resigning April 17, 2012, Mr. Macken served as President of the Corporation pursuant to an amended and restated employment agreement, dated January 1, 2008. In connection with his resignation, Mr. Macken entered into a mutual release agreement (the “Macken Release Agreement”) with the Corporation and RTIH dated as of April 17, 2012.

Pursuant to the Macken Release Agreement, as of December 31, 2012, Mr. Macken had received (i) a lump sum of US$5,159,949; and (ii) US$560,557, being the fair market value of 62,500 escrowed bonus Common Shares that vested concurrently with his resignation. In addition, following his resignation, Mr. Macken continued to hold (A) 1,420,048 options to purchase Common Shares and (B) 64,740 options to purchase common shares of SouthGobi, which were subject to early vesting under the terms of the Macken Release Agreement and which were, as at December 31, 2012, all exercised or expired.

Peter Meredith – Former Deputy Chairman

Prior to resigning April 17, 2012, Mr. Meredith served as Deputy Chairman of the Corporation pursuant to an employment agreement, dated December 18, 2007. In connection with his resignation, Mr. Meredith entered into a mutual release agreement (the “Meredith Release Agreement”) with the Corporation and RTIH dated as of April 17, 2012.

Pursuant to the Meredith Release Agreement, as of December 31, 2012, Mr. Meredith had received (i) a lump sum of US$5,164,532; and (ii) US$560,557, being the fair market value of 62,500 escrowed bonus Common Shares that vested concurrently with his resignation. In addition, following his resignation, Mr. Meredith continued to hold (A) 1,181,575 options to purchase Common Shares and (B) 115,500 options to purchase common shares of SouthGobi, which were subject to early vesting under the terms of the Meredith Release Agreement and which expired on March 3, 2013.

Tony Giardini – Former CFO

Prior to resigning April 17, 2012, Mr. Giardini had served as Chief Financial Officer of the Corporation from May 1, 2006. In connection with his resignation, Mr. Giardini entered into a mutual release agreement (the “Giardini Release Agreement”) with the Corporation and RTIH dated as of April 17, 2012.

Pursuant to the Giardini Release Agreement, as of December 31, 2012, Mr. Giardini had received (i) a lump sum of C$2,048,190; and (ii) US$153,593, being the fair market value of 17,125 escrowed bonus Common Shares that vested concurrently with his resignation. In addition, following his resignation, Mr. Giardini continued to hold (A) 482,503 options to purchase Common Shares and (B) 41,900 options to purchase common shares of SouthGobi, which were subject to early vesting under the terms of the Giardini Release Agreement and which were, as at December 31, 2012, all exercised or expired.

Steve Garcia – Former Executive Vice-President

Other than the Completion Bonus described in Section 3.5.2 – “Compensation of Former NEOs” of this Circular, no other incremental benefits or payments were granted or made to Mr. Garcia or his services corporation upon completion of his services agreement on November  16, 2012.

SECTION 5 - COMPENSATION DISCLOSURE FOR DIRECTORS

5.1 ANNUAL RETAINERS, ATTENDANCE FEES AND OTHER REMUNERATION

Each Director who is not an employee of the Corporation (a “Non-Executive Director”) receives a retainer of C$100,000 per annum. Dr. Klingner receives an additional retainer for acting as Chairman of the Board, the compensation of which was set at C$150,000 per annum. Previously, Mr. Huberman had received an additional Chairman retainer of C$275,000 per annum.

The Chair of the Audit Committee received a per annum payment of C$50,000 in 2012.

The Chair of the Compensation and Benefits Committee received a per annum payment of C$40,000 in 2012.

The Chairs of the Nominating and Corporate Governance Committee and the Health, Safety and Environment Committee received a payment of C$20,000 each per annum in 2012.

Each Non-Executive Director receives a fee of C$2,000 for each in-person Board of Directors meeting or conference call and/or each in-person Committee meeting or conference call in which they participate. Fees payable to Rio Tinto employees who act as Directors are paid directly to Rio Tinto in accordance with Rio Tinto’s corporate policy.

In 2012, each Non-Executive Director (other than any Director who is an employee of Rio Tinto in accordance with Rio Tinto’s corporate policy) also received an annual grant of incentive stock options exercisable to purchase up to 30,000 Common Shares, which options have a five year term and fully vest on the first anniversary of the date of the grant.

A travel fee of C$2,000 is payable to any Non-Executive Director who travels to attend meetings, the venue of which is more than three hours travel time from the Director’s home. Each executive Director and each Non-Executive Director is also entitled to be reimbursed for actual expenses reasonably incurred in the performance of duties as a Director.

In light of recent corporate developments and Board changes, the Compensation and Benefits Committee expects to review its compensation policies for Directors in 2013 with assistance from compensation consultants to the extent deemed advisable.

5.2 DIRECTORS’ TOTAL 2012 COMPENSATION

The following table reflects compensation earned by Non-Executive Directors in respect of fiscal 2012 under the compensation arrangements described above.

Mr. Friedland, the Corporation’s former CEO, acted as a Director of the Corporation for a portion of fiscal 2012, Ms. Priestly, the Corporation’s CEO, and Mr. Meredith, the Corporation’s former Deputy Chairman, are currently Directors of the Corporation. The compensation received by Mr. Friedland, Ms. Priestly and Mr. Meredith as Directors of the Corporation in respect of fiscal 2012 is described in Section 4.1 – “Summary Compensation Table” of this Circular.

Name	Fees Earned (US$)(1)	Option- Based Awards (US$)(2)	All Other Compensation (US$)(3)	Total Compensation (US$)
Jill Gardiner (4)(5)	$164,243	$86,625	Nil	$250,868

R. Peter Gillin(4)(5)	$138,378	$86,625	Nil	$225,003

Warren Goodman(6)(7)	$68,861	Nil	Nil	$68,861

Andrew Harding(5)(7)	$147,683	Nil	Nil	$147,683

Isabelle Hudon(4)	$108,097	$86,625	Nil	$194.722

David Klingner(4)(5)	$221,772	$86,625	Nil	$308,397

Charles Lenegan(8)	$58,996	$86,946	Nil	$145,942

Daniel Larsen(7)	$139,056	Nil	Nil	$139,056

Livia Mahler(9)	$168,716	$104,115	Nil	$272,831

Russel Robertson(6)	$68,861	$86,625	Nil	$155,486

Jeffery Tygesen(7)(8)	$56,995	Nil	Nil	$56,995

Markus Faber(9)	$51,691	$89,740	$68,426	$209,857

R. Edward Flood(9)(11)	$113,431	$77,970	$147,108	$338,509

Michael Gordon(12)	$140,066	$1	Nil	$140,067

Robert Holland(12)	$111,227	Nil	Nil	$111,227

David Huberman(5)(12)	$126,146	$54	Nil	$126,200

David Korbin(5)(9)	$104,135	$12,956	$51,319	$168,410

Tracy Stevenson(9)	$127,691	$58	Nil	$127,749

Dan Westbrook(9)	$98,556	$1	Nil	$98,557

Notes:

(1)	The sums represented in the Fees Earned column of this table represent Director retainers and fees earned from acting as Chair of each of the Board committees, remuneration for attending meetings and conference calls of the Directors as well as travel fees paid to Directors who travel more than three hours to attend meetings.
(2)	The Corporation uses the Black-Scholes option-pricing model for determining fair value of stock options issued as at the grant date. This practice and certain assumptions are further described in footnote 2 to the Summary Compensation Table for NEOs above. All option-based awards have been granted in Canadian dollars and, for reporting purposes, their value has been converted into U.S. dollars using the Bank of Canada’s noon rate as of the grant date. The average annual noon exchange rate for 2010 was US$1.00/C$1.03, for 2011 was US$1.00/C$0.99 and for 2012 was US$1.00/C$1.00.

(3)	Amounts in this column correspond to the incremental value attributed to the accelerated vesting of options held by certain Directors following their resignation from the Board of the Corporation on April 17, 2012. See Section 5.4 – “Termination Benefits in favour of Former Directors” of this Circular. Such incremental value has been calculated in Canadian dollars based on the difference between the closing price of the Common Shares on the TSX (C$11.63) on the date of resignation and the exercise price of the options and has been converted into U.S. dollars using the Bank of Canada’s noon rate as of the resignation date (C$1.01/US$1.00).
(4)	Mses. Gardiner and Hudon, Mr. Gillin and Dr. Klingner were appointed to the Board on May 7, 2012.
(5)	The fees earned by Ms. Gardiner, Messrs. Gillin, Harding, Korbin, Huberman and Dr. Klingner include the retainers for acting as Chairs of the Audit, Nominating and Corporate Governance, Compensation and Benefits and Health, Safety and Environment Committees.
(6)	Messrs. Goodman and Robertson were appointed to the Board on June 28, 2012.
(7)	In accordance with Rio Tinto corporate policy, non-management Director retainer and fees for Messrs. Goodman, Harding, Larsen and Tygesen are paid directly to Rio Tinto.
(8)	Messrs. Lenegan and Tygesen were appointed to the Board on August 10, 2012.
(9)	Pursuant to the MOA, Messrs. Faber, Korbin, Flood, Stevenson and Westbrook and Ms. Mahler resigned from the Board of Directors on April 17, 2012. Ms. Mahler was reappointed to the Board on May 9, 2012.
(10)	Mr. Meredith was a member of management until April 17, 2012. Subsequent to April 17, 2012, Mr. Meredith became entitled to receive non-management Director retainers and fees. The information shown in this table includes only the compensation received by Mr. Meredith in his capacity as a Director to the Corporation.
(11)	Includes the following payments from SouthGobi: (i) $68,743 in Fees Earned; (ii) $40,901 in Option-Based Awards; and (iii) $109,644 in Total Compensation.
(12)	Messrs. Gordon, Holland and Huberman resigned from the Board of Directors on May 7, 2012.

5.3 OPTION-BASED AWARDS

5.3.1 Outstanding Option-Based Awards

The following table sets forth information with respect to the Non-Executive Directors concerning unexercised options of the Corporation held as at December 31, 2012.

Option-Based Awards
Name	Issuer of Option-Based Award	Number of Securities Underlying Unexercised Options	Option Exercise Price (US$/ Option)(1)	Option Expiration Date	Value of Unexercised in-the- Money Options (US$)(2)

Jill Gardiner	Turquoise Hill Resources Ltd.	30,000	$9.85	06/28/17	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

R. Peter Gillin	Turquoise Hill Resources Ltd.	30,000	$9.85	06/28/17	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

Warren Goodman(3)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

Andrew Harding(3)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

Isabelle Hudon	Turquoise Hill Resources Ltd.	30,000	$9.85	06/28/17	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

		Option-Based Awards
Name	Issuer of Option-Based Award	Number of Securities Underlying Unexercised Options	Option Exercise Price (US$/ Option)(1)	Option Expiration Date	Value of Unexercised in-the- Money Options (US$)(2)

David Klingner	Turquoise Hill Resources Ltd.	30,000	$9.85	06/28/17	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

Charles Lenegan	Turquoise Hill Resources Ltd.	30,000	$8.53	08/17/17	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

Daniel Larsen(3)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

Livia Mahler (4)	Turquoise Hill Resources Ltd.	77,571	$8.28	05/08/16	Nil
	Turquoise Hill Resources Ltd.	77,571	$15.40	05/07/17	Nil
	Turquoise Hill Resources Ltd.	40,498	$24.10	05/10/18	Nil
	Turquoise Hill Resources Ltd.	30,000	$9.85	06/28/17	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

Russel Robertson	Turquoise Hill Resources Ltd.	30,000	$9.85	06/28/17	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

Jeffery Tygesen(3)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

Markus Faber(4)	Turquoise Hill Resources Ltd.	38,785	$9.74	04/17/13	Nil
	Turquoise Hill Resources Ltd.	46,543	$2.85	04/17/13	$223,616
	Turquoise Hill Resources Ltd.	77,572	$8.28	04/17/13	Nil
	Turquoise Hill Resources Ltd.	77,572	$15.40	04/17/13	Nil
	Turquoise Hill Resources Ltd	40,498	$24.10	04/17/13	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

R. Edward Flood(4)	Turquoise Hill Resources Ltd.	6,485	$2.85	04/17/13	$31,157
	Turquoise Hill Resources Ltd.	77,572	$15.40	04/17/13	Nil
	Turquoise Hill Resources Ltd.	40,498	$24.10	04/17/13	Nil
	SouthGobi Resources Ltd.	25,000	$13.94	03/03/13	Nil
	SouthGobi Resources Ltd.	20,000	$5.15	03/03/13	Nil
	SouthGobi Resources Ltd.	35,000	$10.31	03/03/13	Nil
	SouthGobi Resources Ltd.	35,000	$12.71	03/03/13	Nil
	SouthGobi Resources Ltd.	35,000	$9.53	03/03/13	Nil
	SouthGobi Resources Ltd.	17,500	$6.22	03/03/13	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

Michael Gordon(5)	Turquoise Hill Resources Ltd.	77,571	$19.37	05/07/13	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

		Option-Based Awards
Name	Issuer of Option-Based Award	Number of Securities Underlying Unexercised Options	Option Exercise Price (US$/ Option)(1)	Option Expiration Date	Value of Unexercised in-the- Money Options (US$)(2)

Robert Holland(5)	Turquoise Hill Resources Ltd.	38,784	$26.30	05/07/13	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

David Huberman(5)	Turquoise Hill Resources Ltd.	77,571	$15.40	05/07/13	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

David Korbin(4)	Turquoise Hill Resources Ltd.	8,732	$2.85	04/17/13	$41,953
	Turquoise Hill Resources Ltd.	53,998	$15.40	04/17/13	Nil
	Turquoise Hill Resources Ltd.	40,498	$24.10	04/17/13	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

Tracy Stevenson(4)	Turquoise Hill Resources Ltd.	77,571	$15.40	04/17/13	Nil
	Turquoise Hill Resources Ltd.	40,498	$24.10	04/17/13	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

Dan Westbrook(4)	Turquoise Hill Resources Ltd.	77,571	$19.27	04/17/13	Nil
	Turquoise Hill Resources Ltd.	40,498	$24.10	04/17/13	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

Notes:

(1)	The exercise price is set in Canadian dollars and has been converted from Canadian dollars into U.S. dollars at the Bank of Canada noon rate on December 31, 2012 (US$1.00/C$0.99).
(2)	The “Value of Unexercised in-the-Money Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 31, 2012 (C$7.60) or the closing price of the common shares of SouthGobi on the TSX on December 31, 2012 (C$2.05), and the exercise price of the options. This amount has been converted from C$ to US$ at the Bank of Canada noon rate on December 31, 2012 (US$1.00/C$0.9949).
(3)	In accordance with Rio Tinto corporate policy, Directors who are employees of Rio Tinto (seconded or otherwise) are not permitted to receive options to purchase Common Shares.
(4)	Pursuant to the MOA, Messrs. Faber, Korbin, Flood, Stevenson and Westbrook and Ms. Mahler resigned from the Board of Directors on April 17, 2012. Ms. Mahler was reappointed to the Board on May 9, 2012.
(5)	Messrs. Gordon, Holland and Huberman resigned from the Board of Directors on May 7, 2012.

5.3.2 Incentive Plan Awards – Value Vested or Earned During 2012

The following table shows the value of incentive plan awards that vested or were earned for each Non-Executive Director for fiscal 2012.

Name	Issuer of Option-Based Award	Option-Based Awards – Value Vested During the Year (US$)(1)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Jill Gardiner	Turquoise Hill Resources Ltd.	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

R. Peter Gillin	Turquoise Hill Resources Ltd.	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

Warren Goodman(2)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

Andrew Harding(2)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

Isabelle Hudon	Turquoise Hill Resources Ltd.	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

David Klingner	Turquoise Hill Resources Ltd.	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

Charles Lenegan	Turquoise Hill Resources Ltd.	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

Daniel Larsen(2)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

Livia Mahler(3)	Turquoise Hill Resources Ltd.	$4,299	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

Russel Robertson	Turquoise Hill Resources Ltd.	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

Jeffery Tygesen(2)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

Markus Faber(3)	Turquoise Hill Resources Ltd.	$141,391	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

Name	Issuer of Option-Based Award	Option-Based Awards – Value Vested During the Year (US$)(1)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
R. Edward Flood(3)	Turquoise Hill Resources Ltd.	$184,016	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

Michael Gordon(4)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

Robert Holland(4)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

David Huberman(4)	Turquoise Hill Resources Ltd.	$33,887	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

David Korbin(3)	Turquoise Hill Resources Ltd.	$64,199	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

Tracy Stevenson(3)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

Dan Westbrook(3)	Turquoise Hill Resources Ltd.	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

Notes:

(1)	The “Option-Based Awards – Value Vested During the Year” amounts are calculated on the basis of the difference between the closing price of the Common Shares on the TSX on the date of vesting and the exercise price of the options. These amounts have been converted from C$ to US$ at the Bank of Canada noon rate on the date of vesting. The average annual noon exchange rate for 2012 was US$1.00/C$1.00.
(2)	In accordance with Rio Tinto corporate policy, Directors who are employees of Rio Tinto (seconded or otherwise) are not permitted to receive options to purchase Common Shares.
(3)	Pursuant to the MOA, Messrs. Faber, Korbin, Flood, Stevenson and Westbrook and Ms. Mahler resigned from the Board of Directors on April 17, 2012. Ms. Mahler was reappointed to the Board on May 9, 2012.
(4)	Messrs. Gordon, Holland and Huberman resigned from the Board of Directors on May 7, 2012.

5.4 TERMINATION BENEFITS IN FAVOUR OF FORMER DIRECTORS

On April 17, 2012, Messrs. Westbrook, Stevenson, Korbin, Faber, Flood and Ms. Mahler became entitled, under release agreements entered into between each such Director, the Corporation and Rio Tinto, to receive the following termination benefits in connection with their resignations:

•	In the case of Mr. Westbrook, the immediate vesting of 30,000 unvested options to purchase Common Shares;

•	In the case of Ms. Stevenson, the immediate vesting of 30,000 unvested options to purchase Common Shares;

•	In the case of Ms. Mahler, the immediate vesting of 30,000 unvested options to purchase Common Shares;

•	In the case of Mr. Korbin, the immediate vesting of 36,465 unvested options to purchase Common Shares;

•	In the case of Mr. Faber, the immediate vesting of 38,620 unvested options to purchase Common Shares; and

•	In the case of Mr. Flood, the immediate vesting of 48,532 unvested options to purchase Common Shares.

SECTION 6 - CORPORATE GOVERNANCE

The Corporation is required under National Instrument 58-101 Disclosure of Corporate Governance Practices to disclose its corporate governance practices with reference to a series of corporate governance practices outlined in National Policy 58-201 Corporate Governance Guidelines (the “CSA Corporate Governance Guidelines”) that the Canadian Securities Administrators (“CSA”) believe reflect “best practices” standards to which they encourage Canadian public companies to adhere. These standards are substantially consistent with the revised corporate governance listing standards of the New York Stock Exchange (“NYSE”) and the NASDAQ Stock Market (“NASDAQ”).

The Common Shares are listed on the TSX and the NYSE and are also quoted on the NASDAQ. The Corporation is also subject to provisions of U.S. securities laws and regulations relating to corporate governance applicable to foreign private issuers, including certain provisions of each of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and the Consumer Protection Act. Each of the NYSE and NASDAQ have implemented numerous rule changes (the “NYSE Corporate Governance Rules” and the “NASDAQ Corporate Governance Rules”, respectively) that revise the corporate governance standards for domestic NYSE and NASDAQ-listed companies, some of which are applicable to foreign private issuers including the Corporation.

The CSA Audit Committee Rules, the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules, and the NASDAQ Corporate Governance Rules address, among other things, the composition and independence of Boards of Directors and Board committees. The CSA Corporate Governance Guidelines are recommendations only and reflect a “best practices” standard to which Canadian public companies are encouraged to adhere. For example, the CSA Corporate Governance Guidelines recommend that a Board of Directors should be comprised of a majority of independent directors. On the other hand, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules are prescriptive and require that the Board of a domestic NYSE or NASDAQ-listed company be comprised of a majority of independent directors.

Each of the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines define “independence” in a slightly different way. Although a finding of independence remains a matter of judgment and perception based on a particular Director’s circumstances, the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines prescribe certain legal bars to a finding of independence. In addition, there are specific independence requirements for members of audit committees under the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Audit Committee Rules. Unlike the CSA Corporate Governance Guidelines, compliance with the requirements of the CSA Audit Committee Rules relating to the composition of audit committees and the standard of independence for audit committee members is mandatory.

As a foreign private issuer listed on the NYSE and the NASDAQ, the Corporation is not required to comply with most of the NASDAQ Corporate Governance Rules and the NYSE Corporate Governance Rules, and instead may comply with domestic requirements. However, the Corporation has voluntarily chosen to adopt corporate governance practices that comply with the NASDAQ Corporate Governance Rules and the NYSE Corporate Governance Rules in all significant respects and, accordingly, the Corporation believes that its corporate governance practices do not differ in any significant way from those followed by U.S. companies under NYSE and NASDAQ listing standards. The Corporation also believes that most, but not all, of its corporate governance practices are consistent with the CSA Corporate Governance Guidelines. The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “B” to this Circular.

6.1 BOARD OF DIRECTORS

6.1.1 Board Composition

The CSA Corporate Governance Guidelines recommend that a majority of the directors of a corporation be independent directors. Under the CSA Corporate Governance Guidelines, the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, an “independent director” is a director who has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board of Directors could, be reasonably expected to interfere with the exercise of a Director’s independent judgment.

A total of 13 persons have been nominated for election as Directors at the Meeting. The Board has determined that if all such nominees are elected, the Board will consist of seven “independent directors” (as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules) and six “non-independent” Directors, as follows:

Independent Director Nominees	Non-independent Director Nominees
Jill Gardiner	Warren Goodman(1)
R. Peter Gillin	Jean-Sébastien Jacques(1)
Isabelle Hudon	Daniel Larsen(1)
Dr. David Klingner	Peter Meredith(2)
Charles Lenegan	Kay Priestly(3)
Livia Mahler	Jeff Tygesen(1)
Russel Robertson

Notes:

(1)	Messrs. Goodman, Jacques, Larsen and Tygesen, executive officers within the Rio Tinto Group, are considered to be non-independent Director nominees as a result of the material relationship between the Corporation and the Rio Tinto Group.

(2)	Mr. Meredith, a former senior officer of the Corporation and former Chairman of the Corporation’s subsidiary SouthGobi, is considered to be a non-independent Director.

(3)	Ms. Priestly, Chief Executive Officer of the Corporation, Chair of the Corporation’s subsidiary SouthGobi since September 3, 2012, and a former senior officer within the Rio Tinto Group, is considered to be a non-independent Director.

Rio Tinto beneficially holds 50.81% of the Corporation’s voting securities as of March 22, 2013. The Board has determined that the seven of 13 nominees for election as Directors at the Meeting are “independent” of each of the Corporation and Rio Tinto, as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The Board believes that the nomination by management of more than 54% independent Directors for election at the Meeting fairly reflects the investment in the Corporation by shareholders other than the major shareholder. The Board is satisfied with the size and composition of the Board of Directors and believes that the resulting Board composition is a balanced representation among management and non-management Directors, and the

Corporation’s major shareholder. While the Board functions effectively given the Corporation’s stage of development and the size and complexity of its business, the Board, through its Nominating and Corporate Governance Committee, will continue to seek qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests.

Notwithstanding the above, the Corporation and Rio Tinto have agreed to certain matters concerning the future composition of the Board. Refer to Section 2.1.1 – “Nomination Rights” of this Circular for further details concerning Board composition.

6.1.2 Mandate of the Board

The Board has responsibility for supervising the conduct of the Corporation’s affairs and the management of its business, with the objective of increasing shareholder value. The Board fulfills its mandate through direct oversight, setting policy, appointing committees of the Board and assigning their respective mandates, and appointing management. From time to time, the Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities. A copy of the Board’s mandate is annexed as Schedule “C” hereto.

The Corporation has a corporate disclosure, confidentiality and securities trading policy addressing, among other things, how the Corporation interacts with analysts and the public, and contains measures for the Corporation to avoid selective disclosure. The Corporation has a Disclosure Committee responsible for overseeing the Corporation’s disclosure practices. This Committee consists of the CEO, the CFO, the General Counsel and Corporate Secretary and investor relations officers. The Disclosure Committee’s responsibilities include assessing controls, procedures and policies with respect to all electronic, written and oral disclosure of corporate information. The Disclosure Committee makes judgments on what information is material, determines when developments affecting the Corporation’s business require or justify public disclosure and reviews and authorizes all disclosure in advance of public release. The Disclosure Committee also monitors the Corporation’s website, scrutinizes the effectiveness of and compliance with its disclosure controls, procedures and policies and is responsible for educating its directors, officers and employees on all matters related to corporate disclosure. The Disclosure Committee establishes procedures to ensure that it is fully apprised of all pending Corporation developments that may require public disclosure. If it is determined that the information should remain confidential, the Disclosure Committee determines how that inside information will be controlled.

The Committee will review the corporate disclosure, confidentiality and securities trading policy on a regular basis and as otherwise needed to ensure compliance with regulatory requirements and to foster adherence to best practices. The Board reviews and approves the Corporation’s material disclosure documents, including its annual report, annual information form and management proxy circular. The Corporation’s annual and quarterly financial statements, Management’s Discussion and Analysis and other financial disclosure are reviewed by the Audit Committee and recommended to the Board prior to its release.

6.1.3 Meetings of the Board

The Board holds regular annual and quarterly meetings. Between the annual and quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge and experience.

6.2 BOARD COMMITTEES

The Corporation has an Audit Committee, a Compensation and Benefits Committee, a Nominating and Corporate Governance Committee (in each case composed solely of independent Directors other than in the case of the Nominating and Corporate Governance Committee which has one non-independent Director), a Health, Safety and Environment Committee and a special committee called the OT Committee.

6.2.1 Audit Committee

The primary objective of the Audit Committee is to act as a liaison between the Board and the Corporation’s independent auditors and internal auditors and to assist the Board in fulfilling its oversight responsibilities with respect to: (a) the accounting and financial reporting processes of the Corporation, including the integrity of the financial statements and other financial information provided by the Corporation to its shareholders, the public and others, (b) the Corporation’s compliance with legal and regulatory requirements, (c) the audit of the Corporation’s financial statements, (d) the qualifications, independence and performance of the independent auditors, (e) the Corporation’s risk management and internal financial and accounting controls, and management information systems, including the performance of the Corporation’s internal audit function, and (f) such other matters as shall be mandated under applicable laws, rules and regulations. The Corporation’s external auditors report directly to the Audit Committee, which communicates directly with the auditors in order to discuss audit and related matters whenever appropriate.

The Audit Committee currently consists of Ms. Gardiner (Chair), Mr. Gillin, Ms. Mahler and Mr. Robertson, all of whom are nominees of management for re-election as Directors at the Meeting. The composition of the Audit Committee is congruent with CSA Audit Committee Rules which provide for audit committees to consist solely of independent directors. As highlighted above, each of Ms. Gardiner, Mr. Gillin, Ms. Mahler and Mr. Robertson satisfy the independence requirement applicable to audit committee members set forth in the CSA Audit Committee Rules, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. Mr. Larsen is also an invited guest to all meetings of the Audit Committee, of which he is not a member.

The Board has determined that all members of the Audit Committee are financially literate since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Mr. Gillin and Mr. Robertson (both nominees of management for re-election as Directors at the Meeting) have been determined by the Board of Directors to be Audit Committee Financial Experts, as such term is defined in the Sarbanes-Oxley Act, as amended. Additional details on the qualifications and relevant experience of the members of the Audit Committee can be found in the Corporation’s Annual Information Form dated March 22, 2013, available on SEDAR.

The Corporation has adopted an Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditors and the approval of any non-audit mandates of the external auditors; the engagement, evaluation, remuneration and termination of the external auditors; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Board reviews and reassesses the adequacy of the Audit Committee charter on a periodic basis.

The Audit Committee has regular access to the CFO of the Corporation. The external auditors regularly attend all meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters with the external auditors without management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present, at the Committee’s discretion. Additional information regarding the Audit Committee is located in the Directors and Officers section of the Corporation’s Annual Information Form.

The charter of the Audit Committee and the Corporation’s Statement of Corporate Governance provide, among other things, that no member of the Audit Committee may serve simultaneously on the audit committees of more than three public companies, including the Corporation, unless the Board of Directors of the Corporation determines that such simultaneous service would not limit or impair the ability of such member to effectively serve on the Audit Committee of the Corporation. Mr. Gillin has advised the Corporation that he has accepted membership on the audit committees of three other companies which are reporting issuers, in addition to his role as a member of the Corporation’s Audit Committee. After review of Mr. Gillin’s roles and responsibilities as member of such other audit committees, the Board has determined that Mr. Gillin’s simultaneous service on the audit committees of such three public companies, in addition to his role as a member of the Corporation’s Audit Committee, would not limit or impair his ability to effectively serve on the Audit Committee. Mr. Gillin has thus been authorized to pursue his functions with the Corporation’s Audit Committee.

6.2.2 Compensation and Benefits Committee

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors of the Corporation.

The Compensation and Benefits Committee currently consists of Messrs. Gillin (Chair), and Lenegan and Mses. Hudon and Mahler. Each member of the committee qualifies as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. Mr. Meredith is also an invited guest to all meetings of the Compensation and Benefits Committee, of which he is not a member. See Section 3.3 – “Compensation and Benefits Committee” of this Circular for additional details on the mandate and composition of the Compensation and Benefits Committee.

6.2.3 Nominating and Corporate Governance Committee

The primary objective of the Nominating and Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities by: (a) identifying individuals qualified to become Board and Board Committee members and recommending that the Board select director nominees for appointment or election to the Board; (b) developing and recommending to the Board corporate governance guidelines for the Corporation and making recommendations to the Board with respect to corporate governance practices; (c) recommending such permanent or ad hoc committees as it deems necessary for the purposes of assisting in the corporate governance of the Corporation; and (d) addressing such other matters as shall be mandated under applicable laws, rules and regulations.

The Nominating and Corporate Governance Committee of the Board currently consists of Dr. Klingner (Chair), Mr. Jacques and Mses. Gardiner and Hudon, all of whom are nominees of management for re-election as Directors at the Meeting. Each member of the Nominating and Corporate Governance Committee, other than Mr. Jacques, qualifies as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

6.2.4 Health, Safety and Environment Committee

The Health, Safety and Environment Committee of the Board is composed of Messrs. Tygesen (Chair), Lenegan, Meredith and Robertson, and Ms. Priestly. The role of the Health, Safety and Environment Committee is to assist the Board in fulfilling its oversight responsibilities by ensuring that the Corporation has established appropriate practices with respect to health, safety and environmental matters affecting the Corporation.

6.2.5 OT Committee

The OT Committee was created by the Board in February 2013 as a special Board committee. The OT Committee is responsible to engage with Rio Tinto in the Corporation’s negotiations with the Mongolian government regarding matters pertaining to Oyu Tolgoi LLC and the Investment Agreement and provide the Board of Directors with recommendations for their consideration and approval. The OT Committee is comprised of Messrs. Klingner (Chair), Gillin, Lenegan, Meredith and Mses. Gardiner, Mahler and Priestly.

6.3 INDEPENDENT DIRECTORS

As part of the regularly scheduled annual and quarterly meetings, the independent Directors are required to meet separately from management to discuss various matters, many of which present conflicts of interest for the full Board. If required, between regularly scheduled Board meetings, a meeting of independent Directors is held by teleconference to update the independent Directors on corporate developments since the last Board meeting.

6.4 CODE OF BUSINESS CONDUCT AND ETHICS

The Corporation is currently in the process of implementing a revised Code of Business Conduct and Ethics (the “Ethics Policy”) in order to model it closer to the Rio Tinto Group’s global code of business conduct entitled “The way we work”. The Ethics Policy is applicable to all employees, consultants, officers and Directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Ethics Policy provides that the Corporation’s employees, consultants, officers and Directors will uphold its commitment to a culture of honesty, integrity and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and Directors. The Corporation takes any violation of applicable anti-bribery laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment.

The Corporation believes that its Ethics Policy is responsive to any potential issues in which such policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices.

A copy of the “The way we work” is available on Rio Tinto’s website (http://www.riotinto.com/shareholders/12351_corporate_policies.asp).

Once implemented, the Ethics Policy will be filed on SEDAR and be available on the Corporation’s website (www.turquoisehill.com). A copy may also be obtained, without charge, by request to the Corporation, Attn: Corporate Department, 615 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, telephone to (604) 688-5755.

6.5 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “B” to this Circular.

SECTION 7 - OTHER INFORMATION

7.1 INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time since the beginning of the Corporation’s most recently completed financial year was any Director, executive officer or proposed management nominee for election as a Director or any associate of such Director, executive officer or proposed nominee indebted to the Corporation or any of its subsidiaries, or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

7.2 INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a Director or executive officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for Director of the Corporation nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities of otherwise, in any matter to be acted upon at the Meeting.

7.3 INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this Circular, no Director, proposed Director or executive officer of the Corporation, or person or company who beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding Common Shares, or any Director or executive officer of such 10% shareholder, nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

The Corporation and Rio Tinto entered into the MOA on April 17, 2012 and agreed to amend certain of its terms on May 22, 2012. The MOA is an agreement that contemplates a comprehensive financing plan comprising a number of transactions in respect of the financing of the Oyu Tolgoi Project, the management and governance of the Corporation, certain amendments to the MOA, and other matters, including the completion of the 2012 Rights Offering, the entering into of the Completion Support Agreement, the entering into of the Bridge Facility, and the issuance by the Corporation to Rio Tinto of Series D Warrants and the Anti-Dilution Subscription Right. Capitalized terms in the immediately preceding sentence not otherwise defined in this Circular are defined in the MOA, which is available on SEDAR at www.sedar.com. In addition, the MOA and the transactions contemplated therein are summarized in the Corporation’s Annual Information Form dated as of March 22, 2012, also available on SEDAR. Shareholders may request a copy of such documents from the Corporation, which the Corporation will promptly provide free of charge.

Concurrent with the execution of the MOA, on April 17, 2012, the Corporation and certain entities controlled by Mr. Friedland, the Corporation’s former Chief Executive Officer and an individual that beneficially owns and controls 10.08% of the Common Shares, entered into a series of agreements (the “Cost Sharing Termination Agreements”) providing for the termination of the cost sharing arrangements for the use of office space, furnishings, equipment and communications facilities in London, Singapore and Beijing, for the provision of aircraft services and for the cost of employing administrative and non-executive management personnel, in consideration for the payment by the Corporation to those entities of the aggregate amount of $19,350,000, as full and final settlement and payment of (i) the Corporation and its subsidiaries’ percentage share (based on historical usage of the shared assets) of estimated costs and expenses to such entities of terminating the cost-sharing arrangements, and (ii) the settlement of all other claims, accruals or amounts owing by or to the Corporation or any of its subsidiaries to such entities in respect of the cost-sharing arrangements, including outstanding invoices and accruals thereunder. It was agreed that cost-sharing arrangements for the sharing of offices and staff, furnishings, equipment and communications facilities in Vancouver will continue, on a transitional and modified basis, until October 31, 2013. During the year ended December 31, 2012, the Corporation’s share of these costs was $43.2 million (including the settlement payment of $19,350,000) (2011 – $23.1 million).

As at December 31, 2012, the Corporation held a 6.64% voting equity interest in Ivanplats on a fully diluted basis. On November 11, 2011, the Corporation acquired 15,000 convertible unsecured bonds of Ivanplats at $1,000 per bond (the “Pre-IPO Bonds”). On October 23, 2012, concurrent with the completion of an initial public offering by Ivanplats (the “Ivanplats IPO”), the principal amount of such Pre-IPO Bonds, together with all accrued interest thereon and an 11.11% bonus interest payment, was converted into 3,703,840 Class “A” common shares in the capital of Ivanplats (the “Ivanplats A Shares”) in satisfaction of the indebtedness represented thereby. Pursuant to a contractual lock-up arrangement, the Corporation is restricted from transferring the Ivanplats A Shares for a period of 180 days following the Ivanplats IPO. In addition to the Ivanplats A Shares, the Corporation also holds 33,457,805 Class B shares in the capital of Ivanplats.

During the year ended December 31, 2012, Rio Tinto provided services to the Corporation for the Oyu Tolgoi Project on a cost-recovery basis which amounted to US$113.3 million (2011 – US$110.2 million and 2010 – US$23.8 million). In addition, various other transactions were entered into between the Corporation and Rio Tinto in fiscal 2012, as further described under Item 15 of the Corporation’s Management Discussion and Analysis for the financial year ended on December 31, 2012.

7.4 ADDITIONAL INFORMATION

Copies of the Corporation’s Annual Information Form, Annual Financial Statements, and Management Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws are available free of charge on the Corporation’s website at www.turquoisehill.com or through SEDAR at www.sedar.com. Finally, security holders may contact the Corporation directly to receive copies of such filings, without charge, upon written or oral request to the Corporation, Attn: Corporate Department, Suite 615-999 Canada Place, Vancouver, British Columbia, V6C 3E1, or by telephone at (604) 688-5755.

7.5 DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to shareholders have been approved by the Board of Directors of the Corporation.

DATED at Vancouver, British Columbia, as of the 22nd day of March, 2013.

BY ORDER OF THE BOARD

“Dustin S. Isaacs”
Dustin S. Isaacs
Corporate Secretary

SCHEDULE “A”

SUMMARY OF EQUITY INCENTIVE PLAN

1. Option Plan

Option Grants

The Option Plan authorizes the Board, on the recommendation of the Compensation and Benefits Committee, to grant options to purchase Common Shares. The number of Common Shares, the exercise price per Common Share, the vesting period and any other terms and conditions of options granted pursuant to the Option Plan, from time to time are determined by the Board, on the recommendation of the Compensation and Benefits Committee, at the time of the grant, subject to the defined parameters of the Option Plan.

Exercise Price

The exercise price of any option granted under the Equity Incentive Plan cannot be less than the weighted average price of the Common Shares on the TSX for the five days on which Common Shares were traded immediately preceding the date of grant (the “Fair Market Value”).

Exercise Period and Vesting

Options are exercisable for five years unless otherwise determined by the Board. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of options is determined by the Board. Failing a specific vesting determination by the Board, options automatically become exercisable incrementally over a period of four years from the date of grant, as to one-third of the total number of shares under option after each such year. The right to exercise an option may be accelerated in the event a takeover bid in respect of the Common Shares is made and as otherwise described in “Equity Compensation Plan Information – Summary of Equity Incentive Plan – Amendment Procedure.”

Blackout Expiration Term

Under the Corporation’s corporate disclosure, confidentiality and securities trading policy, trading of the Corporation’s securities, including the exercise by Directors, officers, employees and certain others of options to purchase Common Shares, is restricted during certain “blackout periods”. These blackout periods are imposed from time to time by the Corporation in circumstances where material non-public information exists, including periods where financial statements are being prepared but results have not yet been publicly disclosed. Under the Equity Incentive Plan, the expiration of the terms of options held by insiders and other plan participants is the later of the original expiry date and a date that is ten business days following the end of such blackout period.

Stock Appreciation Rights

Optionees under the Equity Incentive Plan also have a stock appreciation right which effectively allows an optionee to exercise an option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise the option and receive, in lieu thereof, a number of newly-issued Common Shares equal to the quotient obtained by dividing the difference between the aggregate Fair Market Value and the aggregate option price of all Common Shares subject to the option by the Fair Market Value of one Common Share.

Financial Assistance

The Board may, in its discretion, but subject to applicable law, authorize the Corporation to make loans to employees (excluding any Director or executive officer) to assist them in exercising options. The terms of any such loans include security, in favour of the Corporation, in the Common Shares issued upon exercise of the options, which security may be granted on a non-recourse basis. No such loans are currently outstanding.

Anti-Dilution Adjustments

If there is any change in the Common Shares through the declaration of stock dividends of Common Shares or consolidations, subdivisions or reclassification of Common Shares, or otherwise, the number of Common Shares available under the Equity Incentive Plan, the Common Shares subject to any option, and the option price thereof shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for the purposes of the Equity Incentive Plan.

Termination or Death

If an optionee dies while employed by the Corporation, unless otherwise determined by the Board, any vested option held by him or her will be exercisable for a period of 12 months (subsequently capped by the Board at six months) or prior to the expiration of the options (whichever is sooner) by the person to whom the rights of the optionee shall pass by will or applicable laws of descent and distribution. If an optionee is terminated for cause, no option will be exercisable, unless the Board determines otherwise. If an optionee is terminated for any reason other than cause, then, unless otherwise determined by the Board, the options will be exercisable for a period of up to 12 months (subsequently capped by the Board at six months) or prior to the expiration of the options (whichever is sooner).

Amalgamation or Merger; Takeover Bid

If the Corporation amalgamates or merges with or into another corporation, any Common Shares receivable on the exercise of an option shall be converted into the securities, property or cash which the optionee would have received upon such amalgamation or merger if the optionee had exercised his option immediately prior to the record date applicable to such amalgamation or merger, and the option price shall be adjusted appropriately by the Board.

If a takeover bid offer for Common Shares is made which, if accepted in whole or in part, would result in the offeror exercising control over the Corporation, then the Corporation will notify each optionee and all outstanding options will become exercisable in whole or in part by the holders thereof so as to permit the optionees to tender the Common Shares received upon such exercise pursuant to the offer.

2. Bonus Plan

The Bonus Plan permits the Board, on the recommendation of the Compensation and Benefits Committee, to authorize the issuance, from time to time, of Common Shares to employees and Directors of the Corporation and its affiliates. The criteria for determining if and when such awards should be made and the quantum of such awards is within the discretion of the Board. The Bonus Plan provides for the issuance of a maximum of 4,500,000 Common Shares in respect of bonus awards. Common Shares allocated to the Bonus Plan may be reallocated for issuance under the Option Plan or Share Purchase Plan and are then no longer available for issuance under the Bonus Plan.

3. Share Purchase Plan

Participation Criteria

Participants in the Share Purchase Plan are full-time employees of the Corporation who have completed at least one year (or less, at the discretion of the Board on the recommendation of the Compensation and Benefits Committee) of continuous service and who elect to participate.

Contribution Limits

The Equity Incentive Plan provides that the Board, on the recommendation of the Compensation and Benefits Committee, may determine contribution limits for the Share Purchase Plan, subject to a maximum 10%

contribution of plan participants’ base salaries. Such Share Purchase Plan provides that, until an eligible participant withdraws or the Board terminates or suspends the Share Purchase Plan, such eligible employee is entitled to contribute an amount, not to exceed their respective contribution limit, to the Share Purchase Plan. The Board has determined that the contribution limit applicable to all participants would be 7%. The Corporation (at the discretion of the Board) makes a contribution of up to 100% of the employee’s contribution on a quarterly basis. The aggregate number of Common Shares that may be issued under the Share Purchase Plan will be limited to 1,000,000 Common Shares.

Number of Shares

Each participant receives, at the end of each calendar quarter during which he or she participates in the Share Purchase Plan, a number of Common Shares equal to the quotient obtained by dividing the aggregate amount of all contributions to the Share Purchase Plan by the participant, and by the Corporation on the participant’s behalf, during the preceding quarter by the weighted average trading price of the Common Shares on the TSX during the quarter.

Termination of Employment

If the participant’s employment with the Corporation is terminated for any reason, any portion of the participant’s contribution then held in trust for the participant pending a quarterly purchase of Common Shares is returned to him or her or to his or her estate.

4. Transferability

Benefits, rights and options under the Equity Incentive Plan are non-transferable and during the lifetime of an Equity Incentive Plan participant, may only be exercised by such participant.

5. Amendment Procedure

The Board, based on the recommendation of the Compensation and Benefits Committee, has the authority and discretion to amend, either prospectively or retrospectively, the Equity Incentive Plan and any option or other awards granted thereunder without shareholder approval for all matters (including, without limitation: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Equity Incentive Plan, changes to the exercise price, vesting, term and termination provisions of options, changes to the cashless exercise right provisions, changes to the Bonus Plan provisions (other than the maximum number of shares issuable under the Bonus Plan), changes to the authority and role of the Compensation and Benefits Committee under the Equity Incentive Plan, changes to the acceleration and vesting of options in the event of a takeover bid, and any other matter relating to the Equity Incentive Plan and the options and awards granted thereunder), except for those matters requiring shareholder approval. Subject to regulatory approval and the exceptions described in the Equity Incentive Plan, shareholder approval will only be required for: (i) an amendment to the aggregate number of shares that may be reserved for issuance under the Bonus Plan component of the Equity Incentive Plan; (ii) an amendment to the aggregate percentage of Common Shares issuable under the Equity Incentive Plan; (iii) an amendment to the limitations on the maximum number of shares that may be reserved for issuance, or issued to “Insiders” under the Equity Incentive Plan; (iv) an amendment that would reduce the exercise price of an outstanding option under the Equity Incentive Plan other than for anti-dilution adjustments; (v) an amendment that would extend the expiry date of the option period in respect of any option granted under the Equity Incentive Plan except if the expiry date occurs either during a blackout period or within ten business days following the expiry of the blackout period; (vi) an amendment that would accelerate the vesting of an option held by an optionee, except upon the death, disability or retirement of such optionee, a change in control of the Corporation, or in the case of a non-material variation of any performance milestone required for the vesting of the options; and (vii) an amendment to the amending provisions under the Equity Incentive Plan.

In addition, under the Equity Incentive Plan, the Board has the authority, without shareholder approval, to establish or amend the length of time during which an option will remain exercisable following certain termination events, subject to the parameters set out in the Equity Incentive Plan and the original expiry date of the option, as described above under “Termination or Death”.

In 2012, the Board exercised this authority to:

•

amend the expiry provisions applicable to certain options held by Mr. Meredith in connection with his resignation as Deputy Chairman of the Corporation on April 17, 2012 and continued functions as Director of the Corporation; and

•	reinstate the original expiry dates of the options held by Ms. Mahler following her resignation and subsequent re-election on the Board on April 17, 2012 and May 9, 2012, respectively.

Also in 2012, the number of Common Shares available under the Equity Incentive Plan, the number of Common Shares underlying all outstanding incentive stock options issued to Directors, employees and service providers prior to the 2012 Rights Offering and the exercise price thereof have been adjusted in accordance with the provisions of the Equity Incentive Plan. See Section 3.5.2 – “Compensation of Former NEOs” of this Circular.

These amendments and adjustments did not require security holder approval.

6. Share Issuance Limits

The aggregate number of Common Shares which may be reserved for issuance under the Equity Incentive Plan (together with all other securities-based compensation arrangements of the Corporation in effect from time to time) shall not exceed 6.5% of the Common Shares outstanding from time to time. The aggregate number of Common Shares which the Corporation may at any time reserve for issuance under the Equity Incentive Plan to any one person may not exceed 5%, and to insiders under the Equity Incentive Plan may not exceed 10%, of the issued and outstanding Common Shares at such time. The aggregate number of Common Shares that may be issued within any one year period to insiders under the Equity Incentive Plan shall not exceed 10%, and to any one insider and his or her associates under the Equity Incentive Plan may not exceed 5%, of the issued and outstanding Common Shares at such time.

SCHEDULE “B”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 and the associated National Policy 58-201 which require the Corporation to disclose its corporate governance practices. These new rules replace the former corporate governance guidelines of the TSX.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
1. Board of Directors – (a) Disclose the identity of directors who are independent.

The Board has reviewed the independence of each Director on the basis of the definitions and interpretations in Sections 1.4 and 1.5 of National Instrument 52-110, and the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. A Director is “independent” if he or she has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board could, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The Board has determined, after reviewing the roles and relationships of each of the Directors, that 54% or seven out of 13 of the nominees proposed by management for election to the Board at the Meeting, all of whom are current Directors, are independent from the Corporation. The following nominees have been affirmatively determined to be independent by the Board:

•   Jill Gardiner

•   R. Peter Gillin

•   Isabelle Hudon

•   Dr. David Klingner

•   Charles Lenegan

•   Livia Mahler

•   Russel C. Robertson

This determination was made on the basis that:

(a)    they are not and have not been within the last three years an employee or executive officer of the Corporation (or any parent or subsidiary of the Corporation) and their immediate family members are not and have not been within the last three years an executive officer of the Corporation (or any parent or subsidiary of the Corporation);

(b)    they are not a partner or employee of the Corporation’s internal or external auditor;

(c)    their immediate family members are not a partner of the Corporation’s internal or external auditor nor are they an employee of such auditor who (i) participates in its audit, assurance or tax compliance (but not tax planning) practice or (ii) personally worked on the Corporation’s audit;

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

(d)    they (and their immediate family members) are not and have not been within the last three years a partner or employee of the Corporation’s internal or external auditor and worked on the Corporation’s audit within such time;

(e)    they (and their immediate family members) are not and have not been within the last three years an executive officer of an entity of which the Corporation’s executive officers served on that entity’s compensation committee;

(f)     they (and their immediate family members) did not receive or accept more than C$75,000 in payments or compensation from the Corporation or any subsidiary of the Corporation (exclusive of (i) any remuneration received for acting as a Board or Committee member; and (ii) compensation paid to an immediate family member who is a non-executive employee of the Corporation or a parent or subsidiary of the Corporation) during any 12 month period during the last three years;

(g)    they are not an employee or an executive officer and their immediate family members do not currently serve as an executive officer of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues for any such years;

(h)    they (and their immediate family members) are not a partner in, or a controlling shareholder or an executive officer of any organization to which the Corporation (or any parent or subsidiary) made, or from which the Corporation (or any parent or subsidiary) received payments (other than those arising (i) solely from investments in the Corporation’s securities; or (ii) under non-discretionary charitable matching programs) that exceed 5% of the organization’s consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the past three years;

(i)     they have not accepted, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any parent or subsidiary of the Corporation (exclusive of any Board remuneration received for acting as a Board or Committee member, part-time chair or part-time vice-chair); and

(j)     they are not an affiliated entity of the Corporation or any of its subsidiaries.

In determining that Dr. Klingner is an independent Director, the Board also considered, in the first instance, the fact that Dr. Klingner had retired from Rio Tinto in 2004 after 38 years of service with the Rio Tinto Group and its predecessor

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

corporations, and had served on Rio Tinto’s Executive Committee as Head of Exploration for the Rio Tinto Group from 1997 to 2004. The Board noted that from 1966 to 1995, Dr. Klingner was employed by CRA Limited, which was a separately managed and operated subsidiary of Rio Tinto until the adoption of the current dual-listed structure of the Rio Tinto Group in 1995. The Board also considered the fact that Dr. Klingner was the Chairman of Energy Resources of Australia Ltd. (“ERA”) until his resignation on February 8, 2013 and held this position as a nominee of Rio Tinto, which owns approximately 68% of the outstanding shares of ERA and provides various services to ERA. The Board noted that Dr. Klingner owns shares in Rio Tinto and received substantial remuneration from ERA for serving as its Chairman. The Board determined, however, that Dr. Klingner has no other continuing business relationships with Rio Tinto and served as Chairman of ERA in his capacity as an independent non-executive Director, having been recognized as such by the Board of ERA pursuant to the Corporate Governance Principles and Recommendations of the Corporate Governance Council of the Australian Stock Exchange, and by Institutional Shareholder Services in its report and recommendations to shareholders in connection with ERA’s 2012 annual general meeting. The Board confirmed that Dr. Klingner did not fall within any of the specified categories of relationships that are to be presumed to interfere with the exercise of independent judgment by a director pursuant to National Instrument 52-110 and the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. The Board considered the significant period of time (over seven years) that has elapsed since Dr. Klingner retired from Rio Tinto, and further noted that, in his capacity as the independent non-executive Chairman of ERA, Dr. Klingner has had substantial responsibility and experience in protecting the interests of ERA’s shareholders other than Rio Tinto and ensuring that ERA operated independently of Rio Tinto notwithstanding its controlling shareholder interest. Having conducted such inquiries as it deemed necessary and appropriate and having regard to all of the relevant circumstances, the Board has determined that Dr. Klingner has no direct or indirect relationship with Rio Tinto which would, or which could, reasonably be expected to interfere with the exercise of his independent judgment to act in the best interests of all of the shareholders of the Corporation, and, accordingly, should be considered to be an independent Director of the Corporation.

In determining that Mr. Lenegan is an independent Director, the Board considered the fact that Mr. Lenegan was formerly an executive officer within the Rio Tinto Group, who retired as Vice President Business Development, Middle East and Africa, of Rio Tinto Alcan on June 30, 2009. However, because Mr. Lenegan received retirement benefits from the Rio Tinto Group in excess

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
of C$75,000 on July 23, 2009, he was considered to have a material relationship with Rio Tinto until the third anniversary of such payment under the applicable provisions of National Instrument 52-110, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. The Board has determined that Mr. Lenegan qualified as a Director independent of Rio Tinto and the Corporation as of July 24, 2012. In arriving at such determination, the Board gave careful consideration to the fact that Mr. Lenegan was employed for 27 years in various senior management positions within the Rio Tinto Group. The Board noted, however, that apart from his service as Managing Director, Rio Tinto-Australia from 2004 to 2008, Mr. Lenegan had spent substantially all of his career with various Rio Tinto subsidiary entities engaged in projects with equal or minority partners, including numerous joint ventures, and that, in such capacities, Mr. Lenegan had gained valuable experience in ensuring that such entities operated in a manner that balanced the interests of all of their stakeholders, and not merely those of Rio Tinto. The Board also noted that Mr. Lenegan had served as a director of ERA for two and a half years, during which time Dr. Klingner, presently the independent non-executive Chairman of the Board of the Corporation, also served as the independent non-executive Chairman of ERA. The Board considered Mr. Lenegan’s current non-executive directorship with Oz Minerals Limited and former non-executive Chairman position with Rey Resources Limited (each of which is a public company listed on the Australian Stock Exchange) and noted that neither company is affiliated with either Rio Tinto or the Corporation. The Board noted that Mr. Lenegan has had no engagement with the Rio Tinto Group since his retirement in June 2009 and that, as of June 30, 2012, three years had passed since his retirement from any position within the Rio Tinto Group. The Board concluded that, save for the payment of retirement benefits referred to above, Mr. Lenegan does not fall within any of the specified categories of relationships that are to be presumed to interfere with the exercise of independent judgment by a director pursuant to National Instrument 52-110 and the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, and that he is in all other respects independent of Rio Tinto and the Corporation. Having conducted such inquiries as it deems necessary and appropriate and having regard to all of the relevant circumstances, the Board has determined that Mr. Lenegan does not have any direct or indirect material relationship which would, or which could, reasonably be expected to interfere with the exercise of his independent judgment to act in the best interests of all of the shareholders of the Corporation, and that as of such date he should be considered to be eligible for appointment as an independent Director of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board and Nominating and Corporate Governance Committee have determined, after reviewing the roles and relationships of each of the Directors, that the following six out of 13 nominees proposed by management for election to the Board, all of whom are current Directors, are not “independent” from the Corporation as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules:

•    Warren Goodman

•    Jean-Sébastien Jacques

•    Daniel Larsen

•    Peter G. Meredith

•    Kay Priestly

•    Jeff Tygesen

Messrs. Goodman, Jacques, Larsen and Tygesen hold positions as executive officers within the Rio Tinto Group. The Board has considered the relationship between the Rio Tinto Group and the Corporation resulting from Rio Tinto’s significant investment in the Corporation, the terms and conditions of the (i) PPA, (ii) the Heads of Agreement dated December 8, 2010 between RTIH and the Corporation, and (iii) the MOA. Accordingly, it has concluded that such relationship is a “material relationship” within the meaning of the applicable provisions of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, and therefore considers Messrs. Goodman, Jacques, Larsen and Tygesen to be non-independent nominee Directors.

Ms. Priestly is considered to be non-independent as a result of her positions as Chief Executive Officer of the Corporation and Chair of the Corporation’s subsidiary SouthGobi and as a former executive officer within the Rio Tinto Group.

Mr. Meredith, a former senior officer of the Corporation and former Chairman of the Corporation’s subsidiary, SouthGobi, is considered to be a non-independent Director.

(c)    Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

54% or seven of the 13 nominees proposed by management for election to the Board, all of whom are current Directors, are “independent” Directors as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The Board is satisfied with the current and proposed size and composition of the Board and believes that the resulting Board composition is a balanced representation among management and non-management Directors, and the Corporation’s major shareholder. While the Board functions effectively given the

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
Corporation’s stage of development and the size and complexity of its business, the Board, through its Nominating and Corporate Governance Committee, will continue to seek qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests.

(d)    If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

All directorships with other public entities for each of the nominees are set out next to the individual’s name in Section 2.1.4 – “Management Nominees” of this Circular.

(e)    Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

As part of the regularly scheduled annual and quarterly meetings of the Board, the independent Directors are required to meet separately from management. If required, between regularly scheduled Board meetings, a meeting of independent Directors is held by teleconference to update the independent Directors on corporate developments since the last Board meeting. There were four such meetings of the independent Directors in 2012.

Ms. Priestly is an invited guest to all meetings of Compensation and Benefits Committee and the Audit Committee, the Nominating and Corporate Governance Committee although she is not a member of either Committee. However, Ms. Priestly is asked to leave the meeting of the Compensation and Benefits Committee when her compensation is discussed.

During 2012, there were 26 Board meetings, six meetings of the Compensation and Benefits Committee, four meetings of the Audit Committee, six meetings of the Nominating and Corporate Governance Committee and two meetings of the Health, Safety and Environment Committee.

The results of discussions of all Board committees, and of the meetings of independent Directors, are communicated to the full Board at its next scheduled meeting, or more promptly if required, by the committee Chairs to the other Directors and members of management.

(f)     Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Dr. Klingner, an independent Director, serves as Chairman of the Board of Directors. The Chairman is responsible for ensuring the Board of Directors carries out its responsibilities contemplated by applicable statutory and regulatory requirements and stock exchange listing standards. The Chairman is also responsible for, among other things, leadership of the Board, ensuring the provision of accurate, timely and clear information to the Directors, ensuring effective communication with shareholders, facilitating Board discussions to ensure core issues facing the Corporation are addressed and promoting constructive and respectful relations among Board members and between the Board and management.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
The Board is of the view that the level of representation of independent Directors on the Board, including having an independent Director serving as Chairman of the Board, allows the Board to function independently of management.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	A record of attendance by each Director at meetings of the Board and its Committees as well as the number of Board and Board Committee meetings held during the financial year ended December 31, 2012, is set out next to each individual’s name in Section 2.1.4 – “Management Nominees” of this Circular.

2. Board Mandate – Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has assumed responsibility for supervising the conduct of the Corporation’s affairs and the management of its business, with the objective of increasing shareholder value and has adopted a formal mandate as described in this Circular in Section 6.1.2 – “Mandate of the Board” of this Circular.

The mandate of the Board is available on the Corporation’s website (www.turquoisehill.com) and a copy is annexed hereto as Schedule “C”. A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 615 – 999 Canada Place, Vancouver, British Columbia V6C 3E1, telephone (604) 688-5755.

3.      Position Descriptions –

(a)    Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

(b)    Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed written position descriptions for the Chairman, the Chairs of each of the Audit, Compensation, and Nominating and Corporate Governance Committees, CEO and CFO, clearly defining their respective roles and responsibilities. Such position descriptions were reviewed by the Nominating and Corporate Governance Committee and approved by the Board and are subject to annual review by the Nominating and Corporate Governance Committee.

4. Orientation and Continuing Education (a) Briefly describe what measures the Board takes to orient new members regarding: (i) the role of the Board, its committees and its directors, and	The Corporation takes steps to ensure that prospective directors fully understand the role of the Board and its Committees and the contribution individual Directors are expected to make, including in particular the commitment of time and energy that the Corporation expects of its Directors. Among these steps, new Directors are provided with a comprehensive information package, including pertinent corporate documents and a Director’s manual containing information on the duties,

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

(ii) the nature and operation of the issuer’s business.	responsibilities and liabilities of Directors. New Directors are also briefed by management as to the status of the Corporation’s business. Directors are also encouraged to make site visits to the Corporation’s properties.

(b)    Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Management and outside advisors provide information and education sessions to the Board and its committees on a continuing basis as necessary to keep the Directors up-to-date with the Corporation, its business and the environment in which it operates as well as with developments in the responsibilities of Directors, corporate governance, ethics and compliance. All Directors are members of the Institute of Corporate Directors.

Presentations are made to the Board from time to time to educate and keep them informed of changes within the Corporation and of regulatory and industry requirements and standards.

In addition, Directors are encouraged to take courses relevant to the Corporation and its business, particularly with respect to corporate governance and the mining industry, at the Corporation’s expense.

5.      Ethical Business Conduct –

(a)    Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code:

(i)     disclose how a person or company may obtain a copy of the code;

(ii)    describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation is currently in the process of implementing a revised Ethics Policy in order to model it closer to the Rio Tinto Group’s global code of business conduct entitled “The way we work”. The Ethics Policy is applicable to all employees, consultants, officers and Directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Ethics Policy provides that the Corporation’s employees, consultants, officers and Directors will uphold its commitment to a culture of honesty, integrity and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and Directors.

The Corporation believes that its Ethics Policy is responsive to any potential issues in which such policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

Violations of Canadian or United States anti-bribery laws could subject both the Corporation and the relevant individuals to substantial criminal and civil penalties. The Corporation takes any violation of these laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment. In addition, should an employee fail to sign a form acknowledging that he or she has been provided with and read a copy of the Ethics Policy, such failure could result in termination of employment, the non-renewal of a contract or a reassignment to another position.

All Directors and employees are required to sign a written acknowledgement confirming that they have received, reviewed and understand its contents and agree to abide by the Ethics Policy.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

All Directors, officers, supervisors and employees are required to confirm, on an annual basis, that they have reviewed the Corporation’s Ethics Policy as part of their annual performance appraisal.

The Nominating and Corporate Governance Committee monitors the compliance with the Ethics Policy and also ensures that management encourages and promotes a culture of ethical business conduct.

The Board has not granted any waiver of the Ethics Policy in favour of a Director or executive officer. Accordingly, no material change report has been required or filed.

A copy of the “The way we work” is available on Rio Tinto’s website (http://www.riotinto.com/shareholders/12351_corporate_policies.asp). Once implemented, the Ethics Policy will be filed on SEDAR and be available on the Corporation’s website (www.turquoisehill.com). A copy may also be obtained, without charge, by request to the Corporation, Attn: Corporate Department, 615 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, telephone to (604) 688-5755.

(b)    Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Nominating and Corporate Governance Committee monitors the disclosure of conflicts of interest to the Board by Directors and ensures that no Director will vote or participate in a discussion on a matter in respect of which such Director has a material interest. Committee Chairs perform the same function with respect to meetings of each Board committee.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Corporation has approved and published a Statement of Values and Responsibilities. It has also developed various corporate policies including a Corporate Disclosure, Confidentiality and Securities Trading Policy, and a Whistleblower Policy, the latter being administered by an independent third party.

Directors, employees and service providers (collectively, “Personnel”) of the Corporation are encouraged to participate in education programs dealing with matters of corporate governance and best practices. Personnel of the Corporation and certain of its subsidiaries are also provided with anti-bribery training with respect to applicable anti-bribery laws.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

6. Nomination of Directors –

(a)    Describe the process by which the Board identifies new candidates for Board nomination.

(b)    Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage and objective nomination process.

(c)    If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board has a Nominating and Corporate Governance Committee consisting of Dr. Klingner (Chair), Mr. Jacques, Ms. Gardiner and Ms. Hudon, all of whom are nominees of management for re-election as Directors at the Meeting. All members of the committee other than Mr. Jacques are “independent directors” under the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. Dr. Klingner has been appointed as Chair of the Committee. The full Board determines, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Corporation. Based on this framework, the Nominating and Corporate Governance Committee developed a skills matrix outlining the Corporation’s desired complement of Directors’ competencies, skills and characteristics. The specific make-up of the matrix includes such competencies and experiences as leading and/or advising growth orientated companies, environment and safety, governance and board, resource exploration and operations, financial literacy, legal knowledge, corporate responsibility, etc. The Committee regularly assesses the current competencies and characteristics represented on the Board to determine the Board’s strengths and identify any gaps that need to be filled. This analysis assists the Committee in discharging its responsibility for approaching and proposing to the full Board new nominees to the Board, and for assessing Directors on an ongoing basis.

The Nominating and Corporate Governance Committee receives and reviews recommendations from Directors and members of management in considering new candidates and has the authority to hire outside consultants to help identify additional qualified candidates as required.

Rio Tinto, which holds approximately 50.81% of the Corporation’s voting securities as at the date of this Circular, has sufficient voting rights to direct appointments to and the composition of the Board; however, these voting rights are subject to contractual limitations (as described in Section 2.1.1 – “Nomination Rights” of this Circular). Mr. Friedland, the Corporation’s former Chief Executive Officer, holds approximately 10.08% of the Corporation’s voting securities as at the date of this Circular and is entitled to nominate two RMF Nominees as Directors (as described in Section 2.1.1 – “Nomination Rights” of this Circular). Notwithstanding such shareholdings, over 54% of the Corporation’s Director nominees do not have an interest in or relationship with the Corporation, Rio Tinto, or the Corporation’s former Chief Executive Officer. The Corporation believes that its current level of independent Director representation on the Board fairly reflects the investment in the Corporation by shareholders other than Rio Tinto or the Corporation’s former Chief Executive Officer.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

The Board seeks to achieve a balanced representation of skilled and experienced independent directors and has determined to continue to seek, through its Nominating and Corporate Governance Committee, additional qualified candidates as required to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests. In so doing, the Nominating and Corporate Governance Committee will seek candidates that meet all Canadian, U.S. and other standards of independence applicable to the Corporation.

The charter of the Nominating and Corporate Governance Committee is available on the Corporation’s website (www.turquoisehill.com). A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 615 – 999 Canada Place, Vancouver, British Columbia V6C 3E1, telephone (604) 688-5755.

7. Compensation – (a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Compensation and Benefits Committee has responsibility for recommending compensation for the Corporation’s senior executive officers and Directors to the Board. CEO compensation is approved by the Compensation and Benefits Committee. For further information on the process by which the executive officers’ compensation is determined, see Section 3.3 – “Compensation and Benefits Committee” of this Circular.

The Compensation and Benefits Committee reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for Non-Executive Directors to ensure that such compensation reflects the responsibilities and risks involved in being an effective Director, without compromising a Director’s independence. Directors who are executives of the Corporation receive no additional remuneration for their services as Directors.

For further information on Non-Executive Director compensation, see Section 5.2 – “Directors’ Total 2012 Compensation” of this Circular.

(b)    Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The members of the Compensation and Benefits Committee are Messrs. Gillin (Chair) and Lenegan, Ms. Hudon and Ms. Mahler, all of whom have been affirmatively determined by the Board to be “independent directors” as defined by the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. Since May 2012, Mr. Meredith is also an invited guest of all meetings of the Compensation and Benefits Committee, of which he is not a member.

The members of the committee have diverse professional backgrounds, with prior experience in executive compensation. None of the members of the committee, other than Ms. Hudon, serve as CEOs or senior executive officers of other public corporations. See Section 2.1.4 – “Management Nominees” of this Circular.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors of the Corporation. The responsibilities, powers and operation of the Compensation and Benefits Committee are described in Section 3.3 – “Compensation and Benefits Committee” of this Circular.

The charter of the Compensation and Benefits Committee is available on the Corporation’s website (www.turquoisehill.com). A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 615 – 999 Canada Place, Vancouver, British Columbia V6C 3E1, telephone (604) 688-5755.

8. Other Board Committees – If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has established a Health, Safety and Environment Committee, currently consisting of Messrs. Tygesen (Chair), Lenegan, Meredith and Robertson, and Ms. Priestly.

The role of the Health, Safety and Environment Committee is to assist the Board in fulfilling its oversight responsibilities by ensuring that the Corporation has established appropriate practices with respect to health, safety and environmental matters affecting the Corporation.

The Board also established the OT Committee which is currently comprised of Messrs. Klingner (Chair), Gillin, Lenegan, Meredith and Mses. Gardiner, Mahler and Priestly. The OT Committee is responsible to engage with Rio Tinto in negotiations with the Mongolian government regarding matters pertaining to Oyu Tolgoi LLC and the Investment Agreement and provide the Board with recommendations for their consideration and approval.

9.      Assessments – Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Nominating and Corporate Governance Committee has the responsibility for overseeing the execution of a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual Directors, on a regular basis. The Nominating and Corporate Governance Committee has developed and is continuing to refine an assessment process for the Board, each of its committees, and the contribution of individual Directors.

The Nominating and Corporate Governance Committee generally reviews and approves a performance evaluation questionnaire that is forwarded to all of the members of the Board. This questionnaire covers a wide range of issues providing for qualitative ratings and subjective comments and recommendations in each area. Each Director is also asked to comment on what additional skills, experience and information could benefit the Board and how they might best be assessed.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

In the normal course, the Board also completes self-assessment and/or peer reviews which have assessed a wide range of issues, including skills and experience; preparation; attendance; accountability; communication; and contribution to strategic planning.

When peer reviews are undertaken, the Chairman is provided with a report detailing the average (mean) ratings for all Directors of the portion of the questionnaire dealing with the contribution of individual Directors, and a summary of the responses to the portion dealing with overall Board contribution, on a non-attributed basis. Each Director is also provided with a confidential ‘report card’ containing their peers’ assessment of their contribution. The Chairman meets with each Director to discuss individual and Board performance. Exceptionally in 2012, in light of the introduction of new Directors, Board and Committee self-assessments were not completed.

Note:

(1)	Reference is made to the items in Form 58-101F1 of National Instrument 58-101.

SCHEDULE “C”

BOARD MANDATE

1. Purpose

The Board of Directors (the “Board”) of Turquoise Hill Resources Ltd. (the “Corporation”) shall have the oversight responsibility, authority and specific duties as described below.

From time to time, the Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities.

This Mandate will be reviewed periodically by the Board of Directors of the Corporation and supplemented as required from time to time.

2. Organization of the Board of Directors

(a) Size

Minimum of three (3) and maximum of fourteen (14), as provided for in the articles of the Corporation.

(b) Independence

The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.

(c) Director Compensation

The Board shall establish guidelines for determining the form and amount of director compensation, upon recommendation of the Compensation and Benefits Committee.

(d) Assessment

The Nominating and Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

3. Meetings of the Board of Directors

The quorum at any meeting of the Board is a majority of directors in office. The Board holds regular annual and quarterly meetings. Between the quarterly meetings, the Board meets on an ad hoc basis as required, generally by means of telephone conferencing facilities. As part of the annual and quarterly meetings, the independent directors also shall meet separate from management.

The Board chair develops the agenda for each meeting of the Board in consultation with the CEO. The agenda and the appropriate material are provided to directors of the Corporation on a timely basis prior to any meeting of the Board. Each director shall review all Board meeting materials in advance of each meeting, shall make all reasonable efforts to attend all Board and Board Committee meetings, and is expected to take an active part in Board decisions.

4. The Role of the Board of Directors

Specific responsibilities of the Board include, but are not limited to, the following:

(a) With respect to strategic planning

•	Overseeing and monitoring significant corporate plans and strategic initiatives.

•

Reviewing and approving, on at least an annual basis, the Corporation’s strategic plans, which take into account, among other things, the opportunities and risks of the business, and adopting a strategic planning process and monitoring the Corporation’s performance.

•

Taking all reasonable measures to ensure that policies and processes are in place for identifying principal business risks and opportunities for the Corporation, addressing the extent to which such risks are acceptable to the Corporation, and ensuring that appropriate systems are in place to manage risks.

(b) With respect to financial matters and internal control

•	Reviewing and approving the annual and quarterly capital and operating budgets.

•	Reviewing and approving major deviations from the capital and operating budgets.

•	Monitoring the integrity and quality of the Corporation’s financial statements and appropriateness of their disclosure.

•

Reviewing the general content of, and the Audit Committee’s report on the financial aspects of, the Corporation’s Management Discussion & Analysis, information circulars, annual information forms, annual reports, offering memorandums and prospectuses, and other documents required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities.

•	Approving material investments, dispositions and joint ventures, and approving any other major initiatives outside the scope of approved budgets.

•	Approving the issuance of any securities of the Corporation.

•	Approving the incurrence of any debt by the Corporation outside the ordinary course of business.

•	Determining dividend policies and procedures.

•	Taking all reasonable measures to ensure that policies and processes are in place to ensure the integrity of the Corporation’s internal control, financial reporting and management information systems.

•	Reviewing periodically the Corporation’s communications policy and monitoring the Corporation’s communications with analysts, investors and the public.

(c) With respect to human resources and performance assessment

•	Reviewing and approving the Corporation’s incentive compensation plans.

•	Appointing the CEO in agreement with its controlling shareholder.

•

Monitoring the performance of senior management and succession plans for senior management in agreement with the Corporation’s controlling shareholder and, with the advice of the Compensation and Benefits Committee, approving the compensation of senior management.

•	Overseeing labour and human resources policies.

(d) With respect to director nominations and corporate governance matters

•	Nominating the candidates for the Board to the shareholders, based on recommendations from the Nominating and Corporate Governance Committee.

•	Taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation.

•

Reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving stakeholder feedback, and the adequate public disclosure thereof.

•

Determining the composition, structure, processes, and characteristics of the Board and the terms of reference of committees of the Board, and establishing a process for monitoring the Board and its directors on an ongoing basis.

•	Appointing Board Committees and delegating to any such committees powers of the Board as appropriate and legally permissible.

•	Ensuring an appropriate orientation and education program for directors is provided.

•

Monitoring the ethical conduct of the Corporation and ensuring that it complies with applicable legal and regulatory requirements as well as adopting and reviewing, on a regular basis, the Corporation’s Code of Business Conduct and Ethics, applicable to the Corporation’s directors, its CEO, its financial officers and its other officers and employees and monitoring compliance with such code.

•	Reviewing this Mandate and other Board policies and terms of reference for Committees in place from time to time and propose modifications as applicable.

•

Taking all reasonable measures to ensure that appropriate policies and processes are in place to ensure the Corporation’s compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

•	Ensuring that the directors have direct access to management and, as necessary and appropriate, independent advisors.

•	Ensuring evaluations of the Board and committee are carried out at least annually.

(e) With respect to environment and safety

•	Overseeing the adoption and review of environmental policies and procedures.

•	Taking all reasonable measures to ensure safety and security throughout the operations of the Corporation.

5. Retention of Independent Advisors

In performing its responsibilities, the Board may, as required and subject to advising the chairman of the Board, engage an outside advisor for advice and assistance at the expense of the Corporation.

6. Additional

Note that the Corporation is subject to the requirements set forth in the following agreements which may affect the above:

•	The Private Placement Agreement dated October 18, 2006 among the Corporation and Rio Tinto International Holdings Limited;

•	The Heads of Agreement dated December 8, 2010 among the Corporation and Rio Tinto International Holdings Limited; and

•

The Memorandum of Agreement dated April 17, 2012 among the Corporation, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as amended pursuant to an Amending Agreement dated May 22, 2012.

Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory, regulatory or exchange requirements for the directors of the Corporation or the members of the Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 26 March 2013	By:	/s/ Dustin S. Isaacs
DUSTIN S. ISAACS
General Counsel & Corporate Secretary